Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Oxeia Biopharmaceuticals, Inc.
361 Newbury Street
Boston, MA 02115
https://www.oxeiabiopharma.com/

Up to $4,999,999.27 in Series CF Preferred Stock at $0.79
Minimum Target Amount: $19,999.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Oxeia Biopharmaceuticals, Inc.
Address: 361 Newbury Street, Boston, MA 02115
State of Incorporation: DE
Date Incorporated: March 19, 2014

Terms:

Equity

Offering Minimum: $19,999.64 | 25,316 shares of Series CF Preferred Stock
Offering Maximum: $4,999,999.27 | 6,329,113 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $0.79
Minimum Investment Amount (per investor): $498.49

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Existing stakeholders in Oxeia Biopharmaceuticals will receive 25% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares + exclusive newsletter access.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares + quarterly update call with CEO.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 12% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 3% bonus shares.

Tier 2 Perk: Invest $1,000+ and receive 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 10% bonus shares + invitation to an exclusive webinar.

Tier 5 Perk: Invest $20,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Oxeia Biopharmaceuticals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $0.79/ share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $79. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Oxeia Biopharmaceuticals is a clinical-stage biopharmaceutical company developing novel therapeutics for unmet medical needs in neurology. The Company's lead program, OXE103, is a first-in-class, acylated human ghrelin therapy in late-stage clinical development for the treatment of persistent post-concussion symptoms. OXE103 has demonstrated robust safety, dose activity, and clinical proof-of-concept efficacy in a Phase 2a study, showing an 85% response rate in treated patients versus 33% for standard of care. Originally studied for appetite stimulation, ghrelin has since been found to possess pleiotropic neuroprotective properties—including anti-inflammatory, anti-apoptotic, pro-neurometabolic, and neurogenic effects—that directly address the pathophysiology of concussion. Oxeia is led by an experienced management team with a track record of developing and commercializing therapeutics acquired by major pharmaceutical companies. In 2017, we acquired certain rights to data generated by Daiichi Sankyo during preclinical, clinical and manufacturing development of the natural human hormone, ghrelin. The rights were for treatment of mild traumatic brain Injury (concussion). Ghrelin, referred to as OXE103 in Oxeia development studies, has not been approved by the FDA for any indications. The license provides access to an open FDA IND containing full preclinical safety data as well as safety data from four human Phase I studies, four multi-dose human Phase II studies, and one Phase III study. These studies represent a patient safety database of over 300 patients treated via subcutaneous or intravenous routes of administration. In addition, the license includes access to GMP manufactured clinical supply that can be used in Oxeia's Phase 2 clinical development programs.

License Summaries

License for intellectual property from Regents of the University of California

In June 2014, we obtained an exclusive worldwide license to intellectual property from the Regents of the University of California. The license, which has a term which ends on the expiration date of the longest-lived patent rights, grants us exclusive, worldwide rights to intellectual property related to the use of ghrelin to treat concussions. The license is terminable by the University of California if we fail to perform or violate any term of the agreement and fail to cure such default within 90 days. We may terminate the agreement at any time upon 90 days written notice to the University of California. The license includes royalty and milestone payments in an amount up to $6 million that are tied to clinical development and business milestones. The milestones include: enrollment of 1st patient in a Phase II Clinical trial, $10,000, upon enrollment of the 20th patient in a Phase II Clinical trial, $10,000, upon enrollment of the 1st patient in a Phase III clinical trial, $600,000, upon raising additional capital of more than $2m, $65,000, filing an NDA with the FDA, $1,000,000, upon receiving regulatory approval in the European Union ("EU") for sale of a Licensed Product, $500,000, upon receiving regulatory approval for sale of Licensed Product in a non-US, non-EU country, $500,000, upon aggregate Net Sales of Licensed Products cumulatively totaling fifty Million dollars (US$50,000,000), US $1,000,000, upon aggregate Net Sales of Licensed Products cumulatively totaling one hundred Million dollars (US$100,000,000) $1,000,000, and upon aggregate Net Sales of Licensed Products cumulatively totaling two hundred and fifty Million dollars (US$250,000,000) $1,500,000. In addition, a low single digit annual royalty, between 2-5%, on sales is also due should ghrelin be approved for treatment of concussions in any market. The license is currently in good standing.

License for SUN11031

SUN11031 (designated as OXE103 by Oxeia), is a ghrelin molecule that was originally developed by Daiichi Sankyo Co. Ltd. ("Daiichi Sankyo") and subsequently transferred to BioPharma Forest, Inc. ("BPF"). In February 2016, BPF entered into a license agreement (the "BPF License Agreement") with KineMed, Inc. ("KineMed"), pursuant to which BPF licensed certain patents and other intellectual property and assets related to SUN 11031 to KineMed.

In February 2016, we entered into amendment no. 2 to Gastheos license agreement with Gastheos Pharma, Inc. ("Gastheos"), as legal successor to BPF, pursuant to which we acquired the rights to purchase OXE103 from Gastheos (or its supplier, Daiichi Sankyo) in sufficient quantities to enable us to successfully complete our Phase 2 clinical studies with data sufficient to support a subsequent financing to fund a Phase 3 study. In connection with Amendment no. 2 to the Gastheos license agreement, we issued Gastheos a warrant to purchase 250,000 shares of our common stock at an exercise price of $0.18. The fair value at issuance was determined using the Black-Scholes valuation model. The warrant terms are based on clinical development and financial milestones. A milestone was achieved in 2020 and 50% of the warrant vested. The license also includes a low single digit annual sales royalty upon commercialization and an option to purchase clinical drug supply from pre-existing lots. In addition, we agreed to pay Gastheos $0.1 million and $0.6 million upon successful completion of the IND and Phase 2 milestones (or, if earlier, upon our initiation of a registrational Phase 3 study for the licensed product).

In May 2017, in connection with KineMed's voluntary bankruptcy case under Chapter 11 of the U.S. Bankruptcy Code, we entered into an assumption and assignment agreement with BPF and KineMed, pursuant to which KineMed agreed to assign all of its right, title and interest under the BPF License Agreement to us. Concurrently therewith, we entered into an amendment to the BPF License Agreement, pursuant to which obtained an exclusive license for the field of concussion and traumatic brain injury, and COVID-19 related applications in all geographies excluding Japan and South Korea. The license requires us to make certain milestone payments to BPF as follows: (i) $0.1 million shall be paid within ninety days of the FDA's acceptance of the first IND in each licensee indication; (ii) an additional $0.5 million shall be paid within ninety days of successful completion of the first proof-of-principle clinical trial in each licensee indication; and (iii) an additional $2 million shall be paid within ninety days following successful approval by the FDA of a new drug application for the sale and marketing of the compound in each licensee indication.

In September 2021, we entered into amendment no. 3 to Gastheos license agreement with Gastheos, pursuant to which the licensed territories were expanded to all countries of the World except Japan, South Korea and Taiwan and the licensed indications were expanded to include the treatment of Long COVID. In connection with amendment no. 3 to Gastheos license agreement, we agreed to pay Gastheos an additional license fee of either (i) $0.1 million within five days of our completion of a private round of financing of $2 million or more; or (ii) $0.15 million within five days of our completion of an initial public offering of our common stock, or ten days prior to the consummation of a change of control transaction or comparable SUN 11031 out-licensing transaction. As part of this agreement, we issued a warrant to Gastheos to purchase of 250,000 shares of common stock, for an exercise price equal to $0.76 per share or $0.1 million which is recorded as research and development warrant expense.

The license may be terminated if we fail to commence a proof-of-concept clinical study in TBI within two years from the date that our IND for such indication is accepted by the FDA, or if we fail to have an active indication under the license agreement for a period of ninety days or more. The license is currently in good standing.

Intellectual Property - Patents

We have developed a patent strategy to support commercialization of OXE103 for concussion, also known as mild Traumatic Brain Injury (mTBI). OXE103 incorporates human ghrelin and as such its structure occurs naturally. Intellectual property protection for our pharmaceutical development programs includes patents on medical uses in mTBI, dosing regimens and timing of delivery. We have filed three patent families. The first patent family contains four patents from the Regents of the University of California ("UC") that Oxeia is the exclusive license holder of and has worldwide patent rights to. These patents have been issued and will expire in 2034. The remaining two patent families are pending and were filed by Oxeia. They will expire in 2040 and 2043. Oxeia will continue to file patents, as we generate additional data that supports new intellectual property, in areas such as formulations, manufacturing processes, and clinical data. All of Oxeia's patent applications have been filed internationally, some country specific patents have been issued and others are in various stages of patent review.

Competitors and Industry

Oxeia operates within the neurological therapeutics industry, a rapidly evolving sector with significant unmet needs. In the United States, approximately 7-21 million cases of concussion, also called mild traumatic brain injury (mTBI), occur annually in the US. The range of concussion incidence is wide because many concussions go unreported. Approximately 20% of concussions, representing 1.4 - 4.2M patients experience persistent post-concussion symptoms. We believe this large number of concussion sufferers represents a multi-billion-dollar annual market opportunity. Despite the high prevalence and burden, there are currently no FDA-approved pharmacologic treatments specifically for persistently symptomatic patients. Standard of Care is limited to rest, various forms of cognitive, visual and physical therapy and a gradual return to activity. Competition in the broader neurology field includes companies developing therapies for more severe forms of traumatic brain injury (TBI) and related neuropsychiatric disorders.Oxeia differentiates itself by targeting the underlying neurometabolic and connectivity deficits of concussion with clinical evidence of a treatment effect in a Phase 2a study and a substantial preclinical and clinical safety database.

Current Stage and Roadmap

Oxeia is currently in the late clinical development stage with OXE103, having completed a Phase 2a proof-of-concept trial that demonstrated statistically significant improvements in symptom burden and quality of life for patients with persistent post-concussion symptoms. The Company plans to initiate a statistically powered, randomized, double-blind, placebo-controlled Phase 2b study enrolling 160 patients, with the primary endpoint, the Post Concussion Symptom Scale (PCSS). Key near-term milestones include completing PCSS endpoint FDA validation, securing funding for Phase 2b initiation, and conducting a Type C FDA meeting. Over the next 24–30 months, Oxeia aims to achieve Phase 2b top-line results, potentially enabling Breakthrough Therapy Designation and positioning the program for Phase 3 studies or strategic partnerships. Long-term, the Company envisions expanding OXE103's clinical applications to other neurological and mental health conditions with similar pathophysiology, leveraging its ample drug supply and established safety profile.

This roadmap reflects our current development plans and expectations and is subject to change based on clinical results, FDA feedback, funding availability, and other factors. Any references to potential regulatory designations or future indications are forward-looking and there can be no assurance that such outcomes will be achieved.

The Team

Officers and Directors

Name: Michael Steven Wyand

Michael Steven Wyand's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Director
  Dates of Service: June, 2017 - Present
  Responsibilities: Responsibilities managing the development of Oxeia's concussion assets. Including responsibilities for fund raising, intellectual property, clinical development and company operations.

Other business experience in the past three years:

- Employer: Mabloc Inc.
  Title: Advisor and Interim CEO
  Dates of Service: August, 2018 - March, 2026
  Responsibilities: Advise on development of monoclonal antibodies

Name: Teofilo David Raad

Teofilo David Raad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Board Director

Other business experience in the past three years:

- Employer: Pulmatrix (NASDAQ: PULM)
  Title: Chief Executive Officer
  Dates of Service: May, 2019 - July, 2024
  Responsibilities: Chief Executive Officer and Board Director

Other business experience in the past three years:

- Employer: Raad Biotech Solutions
  Title: Residential Advisor
  Dates of Service: March, 2025 - Present
  Responsibilities: I provide real estate advisory services as an agent for clients buying or selling real estate.

Name: Kartik Kiran Shah

Kartik Kiran Shah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2014 - Present
  Responsibilities: Member of Board of Directors and Co-Founder

Other business experience in the past three years:

- Employer: Atara Biotherapeutics
  Title: Senior Director, Business Development and Commercial Strategy
  Dates of Service: April, 2019 - April, 2024
  Responsibilities: Led commercial strategy and related business development activities.

Other business experience in the past three years:

- Employer: Tactile Therapeutics
  Title: Chief Business Officer
  Dates of Service: April, 2024 - Present
  Responsibilities: Lead all day-to-day operations and corporate strategy.

Name: Alex Smith

Alex Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: November, 2021 - Present
  Responsibilities: Member of Board of Directors

Other business experience in the past three years:

- Employer: ESPN
  Title: NFL Analyst
  Dates of Service: July, 2021 - Present
  Responsibilities: Sunday and Monday NFL Countdown

Other business experience in the past three years:

- Employer: Section Partners
  Title: Venture Partner
  Dates of Service: March, 2022 - Present
  Responsibilities: Deal sourcing and diligence, marketing, fundraising etc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our product candidate's commercial viability remains subject to future clinical trials, regulatory approvals, and the risks generally inherent in the development of a pharmaceutical product candidate.
No additional description.

Our product candidate may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products or investigational new drugs, which may delay or preclude further development or regulatory approval or limit their use if approved.
No additional description.

If the results of our clinical trials for our product candidate are unfavorable or delayed, we could be delayed or precluded from the further development or commercialization of our product candidate, which could materially harm our business.
No additional description.

If third party vendors upon whom we intend to rely on to conduct our clinical trials do not perform or fail to comply with strict regulations, these studies or trials of our product candidate may be delayed, terminated, or fail, or we could incur significant additional expenses, which could materially harm our business.
No additional description.

We, and our collaborators, if any, must comply with extensive government regulations in order to advance our product candidates through the development process and ultimately obtain and maintain marketing approval for our products in the U.S. and abroad.
Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue. The regulatory approval processes of the FDA and comparable foreign authorities are lengthy,

time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.
No additional description.

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.
If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidate.

If our product candidate is unable to compete effectively with marketed drugs targeting similar indications as our product candidates, our commercial opportunity will be reduced or eliminated.
No additional description.

If the manufacturers upon whom we rely fail to produce our product candidates, in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of our product candidates.
No additional description.

Our product candidate, if approved for sale, may not gain acceptance among physicians, patients, and the medical community, thereby limiting our potential to generate revenues.
Guidelines and recommendations published by various organizations can impact the use of our products.

If a product liability claim is successfully brought against us for uninsured liabilities, or such claim exceeds our insurance coverage, we could be forced to pay substantial damage awards that could materially harm our business.
No additional description.

We may delay or terminate the development of our product candidate at any time if we believe the perceived market or commercial opportunity does not justify further investment, which could materially harm our business.
No additional description.

We are a clinical stage company and may never earn a profit.
We are a clinical stage company and have incurred losses since our formation. To date, we have experienced negative cash flow from development of our product candidate, OXE103. We have not generated any revenue from operations, and we expect to incur substantial net losses for the foreseeable future as we seek to further develop and commercialize OXE103. We cannot predict the extent of these future net losses, or when we may attain profitability, if ever. If we are unable to generate significant revenue from OXE103 or attain profitability, we will not be able to sustain operations. Because of the numerous risks and uncertainties associated with developing and commercializing OXE103, we are unable to predict the extent of any future losses or when we will attain profitability, if ever. We may never become profitable and you may never receive a return on an investment in our common stock. An investor in our common stock must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of OXE103. We may never successfully commercialize OXE103, and our business may not be successful. We will need to raise substantial additional capital to develop and commercialize OXE103, and our failure to obtain funding when needed may force us to delay, reduce or eliminate our product development programs or collaboration efforts. If we do not obtain adequate and timely funding, we may not be able to continue as a going concern.

We will be required to raise additional capital to complete the development and commercialization of our product candidates.
We have historically relied upon private sales of our equity as well as debt financings to fund our operations. In order to raise additional capital, we may seek to sell additional equity and/or debt securities, obtain a credit facility or other loan or enter into collaborations, licenses or other similar arrangements, which we may not be able to do on favorable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of our product candidate, restrict our operations or obtain funds by entering into agreements on unfavorable terms. Failure to obtain additional capital at acceptable terms would result in a material and adverse impact on our operations. As a result, there is substantial doubt about our ability to operate as a going concern.

values reflected in our financial statements, and our shareholders may lose their entire investment in our ordinary shares.

Our product candidate's commercial viability remains subject to current and future clinical trials, regulatory approvals, and the risks generally inherent in the development of a pharmaceutical product candidate.
If we are unable to successfully advance or develop our product candidate, our business will be materially harmed.

In the near-term, failure to successfully advance the development of our product candidate may have a material adverse effect on us.
To date, we have not successfully developed or commercially marketed, distributed, or sold any product candidate. The success of our business depends primarily upon our ability to successfully advance the development of our current and future product candidates through preclinical studies and clinical trials, have the product candidates approved for sale by the FDA or regulatory authorities in other countries, and ultimately have the product candidates successfully commercialized by us or a commercial partner. We cannot assure you that the results of our clinical trials will support or justify the continued development of our product candidate, or that we will receive approval from the FDA, or similar regulatory authorities in other countries, to advance the development of our product candidates.

Our product candidates must satisfy rigorous regulatory standards of safety and efficacy before we can advance or complete their clinical development, or they can be approved for sale.
To satisfy these standards, we must engage in expensive and lengthy clinical trials, develop acceptable manufacturing processes, and obtain regulatory approval. Despite these efforts, our product candidates may not: offer therapeutic or other medical benefits over existing drugs or other product candidates in development to treat the same patient population; be proven to be safe and effective in current and future clinical trials; have the desired effects; be free from undesirable or unexpected effects; meet applicable regulatory standards; be capable of being formulated and manufactured in commercially suitable quantities and at an acceptable cost; or be successfully commercialized by us or by collaborators. We cannot assure you that the results of late-stage clinical trials will be favorable enough to support the continued development of our product candidates. A number of companies in the pharmaceutical and biopharmaceutical industries have experienced significant delays, setbacks and failures in all stages of development, including late-stage clinical trials, even after achieving promising results in early-stage clinical trials. Accordingly, results from completed early-stage clinical trials of our product candidates may not be predictive of the results we may obtain in later-stage trials. Furthermore, even if the data collected from clinical trials involving our product candidates demonstrate a favorable safety and efficacy profile, such results may not be sufficient to support the submission of an NDA to obtain regulatory approval from the FDA in the U.S., or other similar regulatory agencies in other jurisdictions, which is required to market and sell the product. Our product candidate may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products or investigational new drugs, which may delay or preclude further development or regulatory approval or limit their use if approved.

Throughout the drug development process, we must continually demonstrate the safety and tolerability of our product candidate to obtain regulatory approval to further advance clinical development or to market them.
Even if our product candidate demonstrates clinical efficacy, any unacceptable adverse side effects or toxicities, when administered alone or in the presence of other pharmaceutical products, which can arise at any stage of development, may outweigh potential benefits. In preclinical studies and clinical trials we have conducted to date, our product candidate's tolerability profile is based on studies and trials that have involved a small number of subjects or patients over a limited period of time. We may observe adverse or significant adverse events or drug-drug interactions in future clinical trial candidates, which could result in the delay or termination of development, prevent regulatory approval, or limit market acceptance if ultimately approved. Raising additional capital may cause dilution to our existing stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us. We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If the results of clinical trials for our product candidate are unfavorable or delayed, we could be delayed or precluded from the further development or commercialization of our product candidate, which could materially harm our business. In order to further advance the development of, and ultimately receive regulatory approval to sell, our product candidate, we must conduct extensive clinical trials to demonstrate their safety and efficacy to the satisfaction of the FDA or similar regulatory authorities in other countries, as the case may be. Clinical trials are expensive, complex, can take many years to complete, and have highly uncertain outcomes. Delays, setbacks, or failures can occur at any time, or in any phase or clinical testing, and can result from concerns about safety or toxicity, a lack of demonstrated efficacy or superior efficacy over other similar products that have been approved for sale or are in more advanced stages of development, poor study or trial design, and issues related to the formulation or manufacturing process of the materials used to conduct the trials. The results of prior clinical trials are not necessarily predictive of the results we may observe in

later stage clinical trials. In many cases, product candidates in clinical development may fail to show desired safety and efficacy characteristics despite having favorably demonstrated such characteristics in preclinical studies or earlier stage clinical trials. In addition, we may experience numerous unforeseen events during, or as a result of, the clinical trial process, which could delay or impede our ability to advance the development of, receive regulatory approval for, or commercialize our product candidate, including, but not limited to: communications with the FDA, or similar regulatory authorities in different countries, regarding the scope or design of a trial or trials; regulatory authorities, including an Institutional Review Board ("IRB") or Ethical Committee ("EC"), not authorizing us to commence or conduct a clinical trial at a prospective trial site; enrollment in our clinical trials being delayed, or proceeding at a slower pace than we expected, because we have difficulty recruiting patients or participants dropping out of our clinical trials at a higher rate than we anticipated; our third-party contractors, upon whom we rely for conducting clinical trials and manufacturing of our trial materials, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner; having to suspend or ultimately terminate our clinical trials if participants are being exposed to unacceptable health or safety risks; IRBs, ECs, or regulators requiring that we hold, suspend or terminate our clinical trials for various reasons, including non-compliance with regulatory requirements; and the supply or quality of drug material necessary to conduct our clinical trials being insufficient, inadequate, or unavailable.

We, and our collaborators, if any, must comply with extensive government regulations in order to advance our product candidates through the development process and ultimately obtain and maintain marketing approval for our products in the U.S. and abroad.
The product candidate that we are developing or others that we may develop in the future require regulatory approval to advance through clinical development and to ultimately be marketed and sold and are subject to extensive and rigorous domestic and foreign government regulation. In the U.S., the FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale, and distribution of pharmaceutical and biopharmaceutical products. Our product candidates are also subject to similar regulation by foreign governments to the extent we seek to develop or market them in those countries. We must provide the FDA and foreign regulatory authorities, if applicable, with clinical data, as well as data supporting an acceptable manufacturing process, that appropriately demonstrate our product candidate's safety and efficacy before it can be approved for the targeted indications. Our product candidate has not been approved for sale in the U.S. or any foreign market, and we cannot predict whether we will obtain regulatory approval for any product candidates we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity, novelty of, and medical need for the product candidate, requires the expenditure of substantial resources, and involves post-marketing surveillance and vigilance and potentially post-marketing studies or Phase 4 clinical trials. In addition, we may encounter delays in, or fail to gain, regulatory approval for our product candidate based upon additional governmental regulation resulting from future legislative, administrative action or changes in FDA's or other similar foreign regulatory authorities' policy or interpretation during the period of product development. Delays or failures in obtaining regulatory approval to advance our product candidate through clinical development, and ultimately commercialize them, may: adversely impact our ability to raise sufficient capital to fund the development of our product candidates; adversely affect our ability to further develop or commercialize our product candidates; diminish any competitive advantages that we or our collaborators may have or attain; and adversely affect the receipt of potential milestone payments and royalties from collaborators, if any, from the sale of our products or product revenues in the future.

Furthermore, any regulatory approvals, if granted, may later be withdrawn.
If we or our collaborators fail to comply with applicable regulatory requirements at any time, or if post-approval safety concerns arise, we or our collaborators may be subject to restrictions or a number of actions, including: delays, suspension, or termination of clinical trials related to our products; refusal by regulatory authorities to review pending applications or supplements to approved applications; product recalls or seizures; suspension of manufacturing; withdrawals of previously approved marketing applications; and fines, civil penalties, and criminal prosecutions. Additionally, at any time we or our collaborators may voluntarily suspend or terminate the clinical development of a product candidate, or withdraw any approved product from the market if we believe that it may pose an unacceptable safety risk to patients, or if the product candidate or approved product no longer meets our business objectives. The ability to develop or market a pharmaceutical product outside of the U.S. is contingent upon receiving appropriate authorization from the respective foreign regulatory authorities. Foreign regulatory approval processes typically include many, if not all, of the risks and requirements associated with the FDA regulatory process for drug development and may include additional risks.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
Our product candidate may not prove to be safe and efficacious in clinical trials and may not meet all the applicable regulatory requirements needed to receive regulatory approval. In order to receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy of our product candidate for the intended indication of use. Clinical testing is expensive, can take many years to complete, if at all, and its outcome is uncertain. Failure can occur at any time during the clinical trial process. The results of early clinical trials of new drugs do not necessarily predict the results of later-stage clinical trials. The design of our clinical trials is based on many assumptions about the expected effects of our product candidate, and if those assumptions are incorrect, they may not produce statistically significant results. Preliminary results may not be confirmed on full analysis of the detailed results of a clinical trial. Product candidates in later stages of clinical development may fail

to show safety and efficacy sufficient to support intended use claims despite having progressed through earlier clinical testing. The data collected from clinical trials of our product candidate may not be sufficient to support the filing of an NDA or to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.
We may experience delays in clinical testing of our product candidate. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including pandemics, delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining IRB approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial or in obtaining sufficient supplies of clinical trial materials, including OXE103. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the existing body of safety and efficacy data with respect to the study drug, competing clinical trials, new drugs approved for the conditions we are investigating and health epidemics such as the COVID-19 pandemic. Clinical investigators will need to decide whether to offer their patients enrollment in clinical trials of our product candidate versus treating these patients with commercially available drugs that have established safety and efficacy profiles. Any delays in completing our clinical trials will increase our costs, slow down our product development, timeliness and approval process and delay our ability to generate revenue.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that our existing product candidate or any product candidate we may seek to develop in the future will ever obtain regulatory approval may fail to receive regulatory approval. Our product candidate could fail to receive regulatory approval for many reasons, including the following: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials; we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication; the results of clinical trials may not meet the level of statistical significance required for approval by the FDA or comparable foreign regulatory authorities; the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval. This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

In addition, even if we were to obtain approval, regulatory authorities may approve our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidate.
We have not previously submitted an NDA to the FDA, nor similar drug approval filings to comparable foreign authorities, for our product candidate, and we cannot be certain that our product candidate will be successful in clinical trials or receive regulatory approval. Further, our product candidate may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidate, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market our product candidate, our revenues will be dependent on many factors including the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patients that we are targeting for our product candidates are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved. We plan to seek regulatory approval and to commercialize our product candidate, directly or with collaborators in the United States, the European Union, and other foreign countries which we have not yet identified. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing, and distribution of our product candidates, and we cannot predict success in these jurisdictions.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could

preclude approval of our product candidates.
Our clinical trials may be suspended at any time for a number of reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the clinical trial patients. In addition, the FDA or other regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the clinical trial patients. Administering our product candidate to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying further development or approval of our product candidate for any or all targeted indications. Ultimately, our product candidates may prove to be unsafe for human use. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in our clinical trials.

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.
As a developer of pharmaceuticals, certain federal and state healthcare laws and regulations pertaining to fraud and abuse, false claims and patients' privacy rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the federal government and the states in which we conduct our business. The laws include: the federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals, or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers; the federal Health Insurance Portability and Accountability Act of 1996, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; the Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug manufacturing and product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts. If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidate.
We need FDA approval prior to marketing our product candidate in the United States. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the United States and we will not generate any revenue. The FDA's review and approval process, including among other things, evaluation of preclinical studies and clinical trials of a product candidate as well as the manufacturing process and facility, is lengthy, expensive, and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-designed and well-controlled pre-clinical testing and clinical trials that the product candidates are both safe and effective for each indication for which approval is sought. Satisfaction of these requirements typically takes several years, and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we will submit an NDA for approval for our product candidate currently under development. Any approvals we may obtain may not cover all of the clinical indications for which we are seeking approval or may contain significant limitations on the conditions of use. The FDA has substantial discretion in the NDA review process and may either refuse to file our NDA for substantive review or may decide that our data is insufficient to support approval of our product candidates for the claimed intended uses. Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting, required and additional post marketing obligations, and regulatory oversight of promotion and marketing. Even if we receive regulatory approvals, the FDA may subsequently seek to withdraw approval of our NDA if we determine that new data or a reevaluation of existing data show the product is unsafe for use under the conditions of use upon the basis of which the NDA was approved, or based on new evidence of adverse effects or adverse clinical experience, or upon other new information. If the FDA does not file or approve our NDA or withdraws approval of our NDA, the FDA may require that we conduct additional clinical trials or manufacturing studies and submit that data before it will reconsider our application. Depending on the extent of these or any other requested studies, approval of any applications that we submit may be delayed by several years, may require us to expend more resources than we have available, or may never be obtained at all. We will also be subject to a wide variety of foreign regulations governing the development, manufacture, and marketing of our products to the extent we seek regulatory

approval to develop and market our product candidates in a foreign jurisdiction. As of the date hereof we have not identified any foreign jurisdictions which we intend to seek approval from. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries must still be obtained prior to marketing the product candidate in those countries. The approval process varies, and the time needed to secure approval in any region such as the European Union or in a country with an independent review procedure may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that an approval in one country or region will result in approval elsewhere.

If our product candidate is unable to compete effectively with marketed drugs targeting similar indications as our product candidates, our commercial opportunity will be reduced or eliminated.
We face competition generally from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Small or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, we are aware of a number of companies in Phase 1 and Phase 2 clinical trials for the treatment of concussions more details of which can be found in the section titled, "Competition." Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize any products that are safer, more effective, have fewer side effects or are less expensive than our product candidate. These potential competitors compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, and patient enrollment for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. If potential competitors are successful in completing drug development for their product candidates and obtain approval from the FDA, they could limit the demand for OXE103. We expect that our ability to compete effectively will depend upon our ability to: successfully identify and develop key points of product differentiation from currently available therapies; successfully and timely complete clinical trials and submit for and obtain all requisite regulatory approvals in a cost-effective manner; maintain a proprietary position for our products and manufacturing processes and other related product technology; attract and retain key personnel; develop relationships with physicians prescribing these products; and build an adequate sales and marketing infrastructure for our products, if approved. Because we will be competing against significantly larger companies with established track records, we will have to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our products, if approved, are competitive with other products. If we are unable to compete effectively and differentiate our products from other marketed drugs, we may never generate meaningful revenue.

We may expend our limited resources to pursue one or more product candidates or indications within our product development strategy, which has and may continue to change over time, and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of their potential both to gain regulatory approval and to achieve commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or in other indications with greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate. If the manufacturers upon whom we rely fail to produce our product candidates, in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of our product candidates. We do not currently possess internal manufacturing capacity. We plan to utilize the services of GMP, FDA inspected contract manufacturers to manufacture our clinical supplies. In addition, because regulatory authorities must generally approve raw material sources for pharmaceutical products, changes in raw material suppliers may result in production delays or higher raw material costs. We may be required to agree to minimum volume requirements, exclusivity arrangements or other restrictions with the contract manufacturers. We may not be able to enter into long-term agreements on commercially reasonable terms, or at all. If we change or add manufacturers, the FDA and comparable foreign regulators may require approval of the changes. Approval of these changes could require new testing by the manufacturer and compliance inspections to ensure the manufacturer is conforming to all applicable laws and regulations and GMP.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.
Manufacturers of pharmaceutical products may encounter difficulties in production, particularly in scaling up production. These problems include difficulties with production costs and yields, quality control, including stability of the product and quality assurance testing, shortages of qualified personnel, as well as compliance with federal, state, and foreign regulations. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with conducting our clinical trials and, depending upon the period of delay, require us to commence new clinical trials at significant additional expense or to terminate a clinical trial.

We will be responsible for ensuring that our future contract manufacturers comply with the GMP requirements of the FDA and other regulatory authorities from which we seek to obtain product approval.
These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The approval process for NDAs includes an inspection of the manufacturer's compliance with GMP requirements. We will be responsible for regularly assessing a contract manufacturer's compliance with GMP requirements through record reviews and periodic audits and for ensuring that the contract manufacturer takes responsibility and corrective action for any identified deviations. Manufacturers of our product candidates may be unable to comply with these GMP requirements and with other FDA and foreign regulatory requirements, if any. While we will oversee compliance of our contract manufacturers, ultimately, we will not have control over our manufacturers' compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of our product candidates is compromised due to a manufacturers' failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals, or commercialization of OXE103 or other product candidates, entail higher costs or result in us being unable to effectively commercialize our product candidates. Furthermore, if our manufacturers fail to deliver the required commercial quantities on a timely basis and at commercially reasonable prices, we may be unable to meet demand for any approved products and would lose potential revenues.

We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.
To date, our product candidate has been manufactured in small quantities for preclinical studies and clinical trials. If our product candidates are approved by the FDA or comparable regulatory authorities in other countries for commercial sale, we will need to manufacture such product candidates in larger quantities. We may not be able to successfully increase the manufacturing capacity for our product candidate in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the clinical trials as well as the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidate requires precise, high quality manufacturing. Our failure to achieve and maintain these high-quality manufacturing standards in collaboration with our third-party manufacturers, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could harm our business, financial condition and results of operations.

Our product candidate, if approved for sale, may not gain acceptance among physicians, patients, and the medical community, thereby limiting our potential to generate revenues.
If our product candidate is approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including: demonstration of safety and efficacy; changes in the practice guidelines and the standard of care for the targeted indication; relative convenience and ease of administration; the prevalence and severity of any adverse side effects budget impact of adoption of our product on relevant drug formularies and the availability, cost, and potential advantages of alternative treatments, including less expensive generic drugs; pricing, reimbursement, and cost effectiveness, which may be subject to regulatory control; effectiveness of our or any of our or our partners' sales and marketing strategies; the product labeling or product insert required by the FDA or regulatory authority in other countries; and the availability of adequate third-party insurance coverage or reimbursement.

If any product candidate that we develop does not provide a treatment regimen that is as beneficial as, or is perceived as being as beneficial as, the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance.
Our ability to effectively promote and sell any approved products will also depend on pricing and cost-effectiveness, including our ability to produce a product at a competitive price and our ability to obtain sufficient third-party coverage or reimbursement. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients and third-party payors, our ability to generate revenues from that product would be substantially reduced. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, may be constrained by FDA rules and policies on product promotion, and may never be successful.

Guidelines and recommendations published by various organizations can impact the use of our products.
Government agencies promulgate regulations and guidelines directly applicable to us and to our product. In addition, professional societies, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the healthcare and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines suggesting the reduced use of our products or the use of competitive or alternative products that are followed by patients and healthcare providers could result in decreased use of our proposed products.

If third-party contract manufacturers upon whom we rely to formulate and manufacture our product candidates do not

perform, fail to manufacture according to our specifications or fail to comply with strict regulations, our clinical trials could be adversely affected and the development of our product candidate could be delayed or terminated or we could incur significant additional expenses.
We do not own or operate any manufacturing facilities. We intend to rely on GMP, FDA inspected third-party contractors, at least for the foreseeable future, to formulate and manufacture these clinical materials. Our reliance on third-party contract manufacturers exposes us to a number of risks, any of which could delay or prevent the completion of our clinical trials, or the regulatory approval or commercialization of our product candidate, result in higher costs, or deprive us of potential product revenues. Some of these risks include: our third-party contractors failing to develop an acceptable formulation to support later-stage clinical trials for, or the commercialization of, our product candidates; our contract manufacturers failing to manufacture our product candidates according to their own standards, our specifications or Current Good Manufacturing Practice ("cGMP"), or otherwise manufacturing material that we or the FDA may deem to be unsuitable in our clinical trials; our contract manufacturers being unable to increase the scale of, increase the capacity for, or reformulate the form of our product candidate. We may experience a shortage in supply, or the cost to manufacture our products may increase to the point where it adversely affects the cost of our product candidates. We cannot assure you that our contract manufacturers will be able to manufacture our product candidates at a suitable scale, or we will be able to find alternative manufacturers acceptable to us that can do so; our contract manufacturers placing a priority on the manufacture of their own products, or other customers' products; our contract manufacturers failing to perform as agreed or not remaining in the contract manufacturing business; and our contract manufacturers' plants being closed as a result of regulatory sanctions or a natural disaster.

In the event that we need to change our third-party contract manufacturers, our clinical trials or the commercialization of our product candidate could be delayed, adversely affected or terminated, or such a change may result in significantly higher costs.
Due to regulatory restrictions inherent in an IND or NDA, or for economic reasons, various steps in the manufacture of our product candidate may need to be sole-sourced. In accordance with cGMP regulations, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further clinical trials to show comparability between the materials produced by different manufacturers. Changing our current or future contract manufacturers may be difficult for us and could be costly, which could result in our inability to manufacture our product candidate for an extended period of time and therefore a delay in the development of our product candidate. Further, in order to maintain our development time lines in the event of a change in our third-party contract manufacturer, we may incur significantly higher costs to manufacture our product candidate.

If a product liability claim is successfully brought against us for uninsured liabilities, or such claim exceeds our insurance coverage, we could be forced to pay substantial damage awards that could materially harm our business.
The use of our existing or future product candidates in clinical trials and the sale of any approved pharmaceutical products may expose us to significant product liability claims. We have product liability insurance coverage for our proposed clinical trials; however, such insurance coverage may not protect us against any or all of the product liability claims that may be brought against us now or in the future. We may not be able to acquire or maintain adequate product liability insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. In the event our product candidate is approved for sale by the FDA and commercialized, we may need to substantially increase the amount of our product liability coverage. Defending any product liability claim or claims could require us to expend significant financial and managerial resources, which could have an adverse effect on our business.

We may delay or terminate the development of our product candidate at any time if we believe the perceived market or commercial opportunity does not justify further investment, which could materially harm our business.
Even though the results of preclinical studies and clinical trials that have been conducted or may be conducted in the future may support further development of our product candidate, we may delay, suspend or terminate the future development of a product candidate at any time for strategic, business, financial or other reasons, including the determination or belief that the emerging profile of the product candidate is such that it may not receive FDA approval, gain meaningful market acceptance, generate a significant return to shareholders, or otherwise provide any competitive advantages in its intended indication or market. Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

We are highly dependent on the development, regulatory, commercialization, and business development expertise of Dr. Michael Wyand, our Chief Executive Officer, as well as the other principal members of our management, scientific and clinical teams.
Although we have employment agreements, offer letters or consulting agreements with our executive officers, these agreements do not prevent them from terminating their services at any time.

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed.
Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop product candidates, gain regulatory approval, and commercialize new products. Competition to hire

from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize product candidates will be limited.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.
We are a virtual company with 2 full-time employees as of December 2025 and a fractional team of legal, finance, regulatory, clinical, and quality consultants. Future growth of our company will impose significant additional responsibilities on members of management, including the need to identify, attract, retain, motivate and integrate highly skilled personnel. We may increase the number of employees in the future depending on the progress of our development and commercialization of our product candidates. Our future financial performance and our ability to commercialize our product candidate and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to: manage our clinical studies effectively; integrate additional management, administrative, manufacturing, and regulatory personnel; maintain sufficient administrative, accounting and management information systems and controls; and hire and train additional qualified personnel. There is no guarantee that we will be able to accomplish these tasks, and our failure to accomplish any of them could materially adversely affect our business, prospects, and financial condition.

Business disruptions could seriously harm future revenue and financial condition and increase our costs and expenses.
Our operations, and those of our third-party manufacturers, contract research organizations, or CROs, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. These and other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Any disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

Security threats to our information technology infrastructure and/or our physical buildings could expose us to liability and damage our reputation and business.
It is essential to our business strategy that our and our vendors, partners, clinical trial sites, and third-party providers' technology and network infrastructure and physical buildings remain secure and are perceived by our customers and corporate partners to be secure. Despite security measures, however, any network infrastructure may be vulnerable to cyber-attacks by hackers and other security threats. We may face cyber-attacks that attempt to penetrate our network security, sabotage, or otherwise disable our research and development activities, products and services, misappropriate our or our customers' and partners' proprietary information, which may include personally identifiable information, or cause interruptions of our internal systems and services. Despite security measures, we also cannot guarantee security of our physical buildings. Physical building penetration or any cyber-attacks could negatively affect our reputation, damage our network infrastructure and our ability to deploy our products and services, harm our relationship with customers and partners that are affected, and expose us to financial liability. Additionally, there are a number of state, federal, and international laws protecting the privacy and security of health information and personal data. For example, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") imposes limitations on the use and disclosure of an individual's healthcare information by healthcare providers, healthcare clearinghouses, and health insurance plans, or, collectively, covered entities, and also grants individuals rights with respect to their health information. HIPAA also imposes compliance obligations and corresponding penalties for non-compliance on individuals and entities that provide services to healthcare providers and other covered entities. As part of the American Recovery and Reinvestment Act of 2009 ("ARRA"), the privacy and security provisions of HIPAA were amended. ARRA also made significant increases in the penalties for improper use or disclosure of an individual's health information under HIPAA and extended enforcement authority to state attorneys general. As amended by ARRA and subsequently by the final omnibus rule adopted in 2013, HIPAA also imposes notification requirements on covered entities in the event that certain health information has been inappropriately accessed or disclosed: notification requirements to individuals, federal regulators, and in some cases, notification to local and national media. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with encryption or other standards developed by the U.S. Department of Health and Human Services. Most states have laws requiring notification of affected individuals and/or state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or

mandatory contractual terms, to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements, and generate additional risks of enforcement for non-compliance. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches. We and our third-party contract manufacturers must comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes.
Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources. We could also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. Further, with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.

A variety of risks associated with operating internationally could materially adversely affect our business.
Doing business internationally involves a number of risks, including but not limited to: multiple, conflicting and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses; failure by us to obtain and maintain regulatory approvals for the use of our products in various countries; additional potentially relevant third-party patent rights; complexities and difficulties in obtaining protection and enforcing our intellectual property difficulties in staffing and managing foreign operations complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems; limits in our ability to penetrate international markets; financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations; natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; certain expenses including, among others, expenses for travel, translation, and insurance; and regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions. Any of these factors could significantly harm any current or future international operations and, consequently, our results of operations.

General economic or business conditions may have a negative impact on our business.
Continuing concerns over U.S. healthcare reform legislation and energy costs, geopolitical issues, the availability and cost of credit and government stimulus programs in the U.S. and other countries have contributed to increased volatility. If the economic climate deteriorates or is poor, our business, as well as the financial condition of our suppliers and our third-party payors, could be negatively impacted, which could materially adversely affect our business, prospects and financial condition.

Healthcare reform measures could adversely affect our business.
In the United States and foreign jurisdictions, there have been, and continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. In 2010, the Patient Protection and Affordable Care Act (the "PPACA") was enacted, which includes measures to significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical and biotechnology industry are the following: an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs; implementation of the federal physician payment transparency requirements, sometimes referred to as the "Physician Payments Sunshine Act" a licensure framework for follow-on biologic products; a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for

such research; establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the AMP; a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected; extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability; a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D; and expansion of the entities eligible for discounts under the Public Health program. Some of the provisions of the PPACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the PPACA. During President Trump's administration, he signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed repeal legislation, the PPACA includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". Congress may consider other legislation to repeal or replace elements of the PPACA.

Many of the details regarding the implementation of the PPACA are yet to be determined, and at this time, the full effect that the PPACA would have on our business remains unclear.
Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs.
While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenues. Increases in importation or re-importation of pharmaceutical products from foreign countries into the United States could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. We might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from product sales. It is also possible that other legislative proposals having similar effects will be adopted. Furthermore, regulatory authorities' assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series CF Preferred Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>ADRISTA, LLC (Owned and managed by Amit Munshi)</td><td>3,516,357</td><td>Common Stock</td><td rowspan="4">14.3%</td></tr>
<tr><td>ADRISTA, LLC (Owned and managed by Amit Munshi)</td><td>4,545,455</td><td>Series Seed Preferred Stock</td></tr>
<tr><td>ADRISTA, LLC (Owned and managed by Amit Munshi)</td><td>929,275</td><td>Preferred Stock</td></tr>
<tr><td>ADRISTA, LLC (Owned and managed by Amit Munshi)</td><td>256,155</td><td>Series Seed-II Preferred Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Series Seed Preferred Stock, Series Seed-I Preferred-I Stock, Series Seed-II Preferred Stock, Series CF Preferred Stock, 2025 Convertible Note issued 11/18/25, and 2025 Convertible Note 10/02/25. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,329,113 of Series CF Preferred Stock.

Common Stock

The amount of security authorized is 115,000,000 with a total of 10,173,712 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with this security class

The total amount outstanding excludes 500,000 of shares that may be issued pursuant to outstanding warrants.

The total amount outstanding excludes 1,583,000 shares that may be issued pursuant to stock options, reserved but unissued.

The total amount outstanding excludes 8,822,000 shares that may be issued pursuant to stock options issued.

The total amount outstanding excludes 5,438,362 Restricted Stock shares that may be issued in connection with deferred compensation.

Preferred Stock

The amount of security authorized is 110,800,000 with a total of 0 outstanding.

Voting Rights

One vote per share

Material Rights

Preferred stock rights are set by series in the certificate of incorporation and any applicable certificate of designation, including any liquidation preferences, conversion features, and other rights, preferences, and privileges.

Series Seed Preferred Stock

The amount of security authorized is 27,000,000 with a total of 17,857,140 outstanding.

Voting Rights

One vote per share

Material Rights

Distribution and Liquidation rights and preferences

The holders shall be entitled to be paid out if the funds and assets available for distribution to its stockholders, an amount per share equal to the original issue prices for such share of Series Seed-I preferred Stock plus any dividends declared but unpaid.

Series Seed-I Preferred-I Stock

The amount of security authorized is 800,000 with a total of 738,694 outstanding.

Voting Rights

One vote per share

Material Rights

Distribution and Liquidation rights and preferences

The holders shall be entitled to be paid out if the funds and assets available for distribution to its stockholders, an amount per share equal to the original issue price for such shares of Series Seed-I preferred Stock plus any dividends declared but unpaid.

Series Seed-II Preferred Stock

The amount of security authorized is 25,000,000 with a total of 19,054,237 outstanding.

Voting Rights

One vote per share

Material Rights

Distribution and Liquidation rights and preferences

The holders shall be entitled to be paid out if the funds and assets available for distribution to its stockholders, an amount per share equal to the original issue prices for such share of Series Seed-I preferred Stock plus any dividends declared but unpaid.

Series CF Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

Distribution and Liquidation rights and preferences

Upon the completion of the liquidation preference payable to the Series Seed-I Preferred Stock, the holders of Series CF Preferred Stock, together with the holders of Series Seed Preferred Stock and Series Seed-II Preferred Stock, shall be entitled to be paid out of the funds and assets available for distribution to its stockholders an amount per share equal to the greater of (a) the Original Issue Price for such shares plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares been converted into Common Stock immediately prior to such event. If the funds and assets available are insufficient, the holders shall share ratably in the distribution.

Conversion rights

Series CF Preferred Stock shares will convert only upon the event of conversion into publicly traded securities or under circumstances defined as "Mandatory Conversion Time."

For further information on the rights of these securities, please see the Company's Amended & Restated Certificate of Incorporation attached the Form C as Exhibit F.

2025 Convertible Note issued 11/18/25

The security will convert into Nonvoting preferred stock and the terms of the 2025 Convertible Note issued 11/18/25 are outlined below:

Amount outstanding: $450,740.61
Maturity Date: June 30, 2027
Interest Rate: 7.0%
Discount Rate: 20.0%

Valuation Cap: None
Conversion Trigger: Qualified IPO, Acquisition for cash or Acquisition for Tradable Shares

Material Rights

There are no material rights other than the Holder's conversion right upon a Qualified IPO or an Acquisition for Cash or an Acquisition for Tradable Shares, and repayment provisions in connection with a Change of Control

2025 Convertible Note 10/02/25

The security will convert into Nonvoting preferred stock and the terms of the 2025 Convertible Note 10/02/25 are outlined below:

Amount outstanding: $281,421.50
Maturity Date: March 30, 2027
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified IPO, Acquisition for cash

Material Rights

There are no material rights other than the Holder's conversion right upon a Qualified IPO or an Acquisition for Cash, and repayment provisions in connection with a Change of Control

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $450,740.61
  Use of proceeds: Working capital, research and development
  Date: November 18, 2025
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Note
  Final amount sold: $281,421.50
  Use of proceeds: Working capital, research and development
  Date: October 02, 2025
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Note
  Final amount sold: $125,000.00
  Use of proceeds: Working capital, research and development
  Date: August 20, 2025
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Note
  Final amount sold: $35,000.00
  Use of proceeds: Working capital, research and development
  Date: May 20, 2024
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Note
  Final amount sold: $65,000.00
  Use of proceeds: Working capital, research and development
  Date: November 12, 2024
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Note
  Final amount sold: $403,000.00
  Use of proceeds: Working capital, research and development
  Date: October 05, 2023
  Offering exemption relied upon: Regulation D

- Type of security sold: SAFE
  Final amount sold: $1,078,712.00
  Use of proceeds: Working capital, research and development
  Date: October 19, 2022
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

The company is a pre-revenue development stage biotech company, raising funds to conduct pharmaceutical development such as clinical trials, regulatory submissions and manufacturing.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2024 was $0 compared to $0 in fiscal year 2025.

Oxeia does not have any sales at this stage of clinical development

<u>Gross Margins</u>

Gross margins for fiscal year 2024 were $0 compared to $0 in fiscal year 2025.

Expenses

Expenses for fiscal year 2024 were $741,536 compared to $913,469 in fiscal year 2025.

Oxeia expenses in 2024 were higher than 2025 while concluding Phase 2a clinical trials.

Historical results and cash flows:

The Company is currently in the Clinical stage and pre-revenue. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because as Oxeia moves through its clinical stage on the way to drug approval it will continue to raise capital. Past cash was primarily generated through founders investments and convertible notes. Our goal is to successfully complete our Phase 2b clinical study which if successful could be a significant Increase in valuation of the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Founders continue to believe in and support ongoing operations with short term loans and convertible notes. Cash on hand as of March 31, 2026: $744,028 Banking.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the next stage Phase 2b clinical trial.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Prior to the Reg CF raise, Oxeia has been 100% dependent on equity and debt financing through its Phase 2a clinical trial and anticipates the same going into its next stage Phase 2b clinical trial.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company has established a monthly budget for all R&D, G&A, and marketing activities through completion of the 160 patient Phase 2B study. The minimum offering amount will be used to initiate the marketing of the raise. If funds from the offering are insufficient to complete the initiation we will raise additional funds through other channels.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company has established a monthly budget for all R&D, G&A, and marketing activities through completion of the 160 patient Phase 2B study. The maximum offering amount will be used to complete the Phase 2B study through study report finalization.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: 2025 Convertible Note
  Amount Owed: $450,740.61
  Interest Rate: 7.0%
  Maturity Date: June 30, 2027
  In addition to repayment at maturity (subject to any earlier repayment provisions), the note includes conversion rights upon the applicable conversion triggers described in the Company's securities disclosures.

- Creditor: 2025 Convertible Note
  Amount Owed: $281,421.50

Interest Rate: 7.0%
Maturity Date: March 30, 2027
In addition to repayment at maturity (subject to any earlier repayment provisions), the note includes conversion rights upon the applicable conversion triggers described in the Company's securities disclosures.

- Creditor: Convertible Notes (Converted)
  Amount Owed: $4,380,500.00
  Interest Rate: 7.0%
  These convertible notes were outstanding as of December 31, 2025 and were subsequently converted into equity, as described in the Company's financial statements.

Related Party Transactions

- Name of Person: Alex Smith
  Relationship to Company: Board Member
  Nature / amount of interest in the transaction: 239,159
  Material Terms: On April 5, 2022, the Company issued a Convertible note in the amount of $60,000 to Alex Smith, a Board Member, which bears an interest rate of 7%. On May 5, 2016 the Company issued a Convertible note in the amount of $100,000 to Alex Smith, a Board Member which bears an interest rate of 7%. Interest expense amounted to $11,200 and $11,231 for the years ended December 31, 2025, and 2024, respectively and the total accrued interest as of 12/31/2025 was $79,159.

- Name of Person: Robert Wyand
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $51,553
  Material Terms: Convertible note in the amount of $40,000 plus accrued interest of $11,553, issued in 2021, was outstanding as of December 31, 2025, and 2024. This note bears interest at 7% per annum. Interest expense amounted to $2,800 and $2808 for the years ended December 31, 2025, and 2024, respectively

- Name of Person: Michael Wyand
  Relationship to Company: CEO & Board Member
  Nature / amount of interest in the transaction: $14,501
  Material Terms: Convertible note in the amount of $10,000 plus accrued interest of $4,501, issued in 2019, was outstanding as of December 31, 2025, and 2024. This note bears interest at 7% per annum. Interest expense amounted to $700 and $702 for the years ended December 31, 2025, and 2024, respectively

- Name of Person: Kartik Shah
  Relationship to Company: Board Member and Founder
  Nature / amount of interest in the transaction: $195,170
  Material Terms: In 2016, 2019, and 2023, the Company issued a total of five convertible notes to Kartik Shah, a shareholder of the Company, with an aggregate principal amount of $138,000 plus accrued interest of $57,171. The notes bear interest at a rate of 7% per annum. Interest expense amounted to $9,660 and $9,686 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the outstanding balance, including accrued interest, was $195,170 and $185,510, respectively.

- Name of Entity: Adrista LLC
  Names of 20% owners: Amit Munshi
  Relationship to Company: Founder & Board Member
  Nature / amount of interest in the transaction: $462,839
  Material Terms: In 2019, 2022, 2023, and 2024, the Company issued a total of three convertible notes to Adrista LLC, a shareholder of the Company, with an aggregate principal amount of $380,000 plus accrued interest of $82,840. The notes bear interest at a rate of 7% per annum. Interest expense amounted to $26,600 and $25,457 for the years ended December 31,2025 and 2024, respectively. As of December 31, 2025 and 2024, the outstanding balance, including accrued interest, was $462,839 and $436,239, respectively.

- Name of Person: Vishal Bansal
  Relationship to Company: Shareholder and Founder
  Nature / amount of interest in the transaction: $335,347
  Material Terms: In 2016, 2019, and 2023, the Company issued a total of three convertible notes to Vishal Bansal, a shareholder of the Company, with an aggregate principal amount of $220,000 plus accrued interest of $115,347. The notes bear interest at a rate of 7% per annum. As of December 31, 2025 and 2024, the outstanding balance, including accrued interest, was $335,347 and $319,947, respectively.

Valuation

Pre-Money Valuation: $50,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all shares issuable pursuant to outstanding warrants and granted options; and (iii) all restricted common shares issued pursuant to deferred compensation are included for valuation purposes.

The pre-money valuation does take into account convertible securities currently outstanding. The Company currently has $732,162.11 in Convertible Promissory Notes outstanding, which were assumed to be converted for valuation purposes based on their conversion economics.

The pre-money valuation does not take into account unallocated options, which are reserved but not issued or granted. The Company currently has 1,373,000 unallocated options.

Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities and their terms, which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.64 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Costs associated with the conduct of the fund raising
  92.5%
  Fees for markets and investor outreach

If we raise the over allotment amount of $4,999,999.27, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- R&D
  32.5%
  Fund Research and Development costs associated with Phase 2B study

- Marketing
  30.0%
  Marketing communications with existing and new investors

- G&A
  30.0%
  Personnel costs associated with non R&D activities

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.oxeiabiopharma.com/ (https://www.oxeiabiopharma.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oxeia-biopharma

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Oxeia Biopharmaceuticals, Inc.

[See attached]

OXEIA BIOPHARMACEUTICALS, INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oxeia Biopharmaceuticals, Inc.
Boston, Massachusetts

Opinion

We have audited the financial statements of Oxeia Biopharmaceuticals, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025, and 2024, the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 30, 2026
Calabasas, CA 91302

OXEIA BIOPHARMACEUTICALS, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	2,905	$	25,477
Prepaids and Other Current Assets		80,238		51,458
Total current assets		**83,143**		**76,935**
Intangible Assets		177,313		136,986
Total assets	**$**	**260,456**	**$**	**213,921**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	378,841	$	1,047,810
Credit Cards		26,943		30,696
Current Portion of Loans and Notes		-		55,000
Accrued Interest on Current Portion of Loans and Notes		-		4,113
Current Portion of Convertible Notes		5,112,662		1,402,500
Accrued Interest on Current Portion of Convertible Notes		2,211,679		976,808
Other Current Liabilities		4,946,325		4,435,061
Total current liabilities		**12,676,450**		**7,951,988**
Convertible note, net of current portion		-		2,978,000
Accrued Interest on Convertible Notes		-		919,661
Total liabilities	**$**	**12,676,450**	**$**	**11,849,649**
STOCKHOLDERS' DEFICIT				
Series Seed Preferred Stock, $0.00001 par, 27,000,000 shares authorized, 17,857,140 shares issued and outstanding as of December 31, 2025 and 2024	$	179	$	179
Series Seed-I Preferred Stock, $0.00001 par, 800,000 shares authorized, 738,694 shares issued and outstanding as of December 31, 2025 and 2024		7		7
Common Stock, $0.00001 par, 115,000,000 shares authorized, 10,483,4945 and 10,173,712 shares issued and outstanding as of December 31, 2025 and 2024		105		102
Additional Paid in Capital		3,739,516		3,273,084
Accumulated Deficit		(16,155,801)		(14,909,100)
Total Stockholders' Deficit		**(12,415,994)**		**(11,635,728)**
Total Liabilities and Stockholders' Deficit	**$**	**260,456**	**$**	**213,921**

See accompanying notes to financial statements.

OXEIA BIOPHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
General and Administrative	856,396	733,113
Research and Development	36,655	7,658
Sales and Marketing	20,418	765
Total operating expenses	913,469	741,536
Loss from Operations	(913,469)	(741,536)
Interest Expense	(333,248)	(312,258)
Other Income/(Loss)	16	(20)
Loss before provision for income taxes	(1,246,701)	(1,053,814)
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,246,701)**	**$ (1,053,814)**

See accompanying notes to financial statements.

OXEIA BIOPHARMACEUTICALS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

(USD $ in Dollars, except per share data)	Series Seed Preferred Stock		Series Seed-I Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2023	**17,857,140**	**$ 179**	**738,694**	**$ 7**	**10,173,712**	**$ 102**	**$ 2,857,420**	**$ (13,855,286)**	**$ (10,997,578)**
Share-Based Compensation	-	-	-	-	-	-	273,164	-	273,164
Capital contribution – waived compensation	-	-	-	-	-	-	142,500	-	142,500
Net Loss	-	-	-	-	-	-	-	(1,053,814)	(1,053,814)
Balance—December 31, 2024	**17,857,140**	**$ 179**	**738,694**	**$ 7**	**10,173,712**	**$ 102**	**$ 3,273,084**	**$ (14,909,100)**	**$ (11,635,728)**
Share-Based Compensation	-	-	-	-	-	-	270,164	-	270,164
Conversion of notes to common stock	-	-	-	-	309,783	3	196,268	-	196,271
Net Loss	-	-	-	-	-	-	-	(1,246,701)	(1,246,701)
Balance—December 31, 2025	**17,857,140**	**$ 179**	**738,694**	**$ 7**	**10,483,495**	**$ 105**	**$ 3,739,516**	**$ (16,155,801)**	**$ (12,415,994)**

See accompanying notes to financial statements.

OXEIA BIOPHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,246,701)	$ (1,053,814)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles	24,577	18,195
Accrued Interest	327,368	307,507
Share-based Compensation	270,164	273,164
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets	(28,780)	188
Accounts Payable	(668,969)	(20,134)
Credit Cards	(3,753)	1,076
Other Current Liabilities	511,264	394,681
Net cash used by operating activities	**(814,832)**	**(79,139)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(64,904)	-
Net cash used in investing activities	**(64,904)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Promissory Notes and Loans	125,000	35,000
Borrowing on Convertible Notes	732,162	65,000
Net cash provided by financing activities	**857,161**	**100,000**
Change in Cash	(22,572)	20,863
Cash—beginning of year	25,477	4,614
Cash—end of year	**$ 2,905**	**$ 25,477**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 4,751
Cash paid during the year for income taxes	$ -	$ -
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Waived compensation contributed to Additional Paid-In Capital	$ -	$ 142,500
Conversion of notes payable into common stock	$ 196,271	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Oxeia Biopharmaceuticals, Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on March 19, 2014, in the state of Delaware. The Company's headquarters are located in Boston, Massachusetts.

The Company is a clinical-stage biotech company focused on developing innovative therapeutics for neurocognitive disorders resulting from injury, degeneration, and ageing. Its lead candidate, OXE103, targets mild traumatic brain injury (mTBI) and cognitive symptoms associated with Long Covid, addressing areas of high unmet medical need with limited existing treatment options.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Intangible Assets and Impairment

The Company's intangible assets consist primarily of capitalized patent-related costs, including legal and filing fees incurred in connection with the development and protection of its intellectual property. These assets are amortized on a straight-line basis over their estimated useful lives.

As of December 31, 2025 and 2024, intangible assets, net, totaled $177,313 and $136,986, respectively.

The Company evaluates its long-lived assets for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such indicators include, but are not limited to, recurring operating losses, negative cash flows, limited liquidity, and the absence of revenue-generating activities.

The Company has incurred recurring losses since inception, has not yet generated revenue, and has a significant working capital deficit as of December 31, 2025. These conditions represent indicators of potential impairment. Accordingly, management performed a recoverability assessment of its intangible assets as of December 31, 2025 and 2024.

The recoverability test compares the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the assets. Management's assessment is based on current business plans, anticipated product development timelines, and expected future commercialization efforts.

Based on this evaluation, management determined that the estimated undiscounted future cash flows exceed the carrying value of the intangible assets, and therefore no impairment loss was recognized for the years ended December 31, 2025 and 2024.

However, given the Company's early-stage operations, continued operating losses, and dependence on future financing and successful commercialization, there can be no assurance that the carrying value of these assets will be recoverable in future periods. If actual results differ from current estimates, or if additional indicators of impairment arise, the Company may be required to record an impairment charge in future periods.

Convertible Notes

The Company accounts for convertible notes in accordance with ASC 470 – Debt, and evaluates embedded features in accordance with ASC 815 – Derivatives and Hedging.

Convertible notes are initially recorded as liabilities at the proceeds received, net of any issuance costs. Interest is recognized in accordance with the contractual terms of the instruments and recorded as interest expense.

The Company evaluates the terms of its convertible instruments to determine whether any embedded features require separate accounting as derivatives under ASC 815. If no such features require separate accounting, the convertible notes are accounted for as a single liability.

Upon conversion, the carrying amount of the convertible notes, including any accrued and unpaid interest, is reclassified to equity, and no gain or loss is recognized.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties. These may include loans, advances, or other funding arrangements.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of services is the sole performance obligation in its contracts with customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract and

5. Recognize revenue as the performance obligation is satisfied.

For the years ended December 31, 2025, and 2024, the Company has not earned any revenue.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $20,418 and $765, respectively, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid Expenses	80,238	51,458
Total Prepaids and Other Current Assets	**$ 80,238**	**$ 51,458**

Other current liabilities consist of the following:

As of December 31,	2025	2024
Accrued Expenses	177,499	178,205
Accrued Salaries & Wages	1,064,461	1,058,835
Accrued Bonus	3,704,365	3,198,021
Total Other Current Liabilities	**$ 4,946,325**	**$ 4,435,061**

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patent	$ 246,851	$ 181,946
Intangible Assets, at cost	**246,851**	**181,946**
Accumulated Amortization	(69,537)	(44,960)
Intangible Assets, net	**$ 177,313**	**$ 136,986**

Amortization expense for the years ended December 31, 2025 and 2024 was $24,577 and $18,195, respectively.

Estimated annual amortization expense subsequent to December 31, 2025, is as follows:

Period		Amortization Expense
2026	$	24,577
2027		24,577
2028		24,577
2029		24,577
Thereafter		79,003
Total	**$**	**177,313**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Preferred Stock

The Company is authorized to issue 35,800,000 shares of preferred stock, par value $0.00001 per share, issuable in one or more series, including Series Seed and Series Seed-I Preferred Stock. As of December 31, 2025 and 2024, 17,857,140 shares of Series Seed Preferred Stock and 738,694 shares of Series Seed-I Preferred Stock were issued and outstanding.

The preferred stock is convertible into common stock at the option of the holder based on the original issue price, subject to customary adjustments, and is subject to automatic conversion upon specified events. Holders vote with common stock on an as-converted basis and, in certain matters, as a separate class. In liquidation, holders are entitled to a preference over common stock equal to the greater of the original issue price (plus any declared but unpaid dividends) or the as-converted amount, with certain series having priority. Dividends are non-cumulative when declared, and the shares are not subject to mandatory redemption.

Common Stock

The Company is authorized to issue 115,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2025 and 2024, 10,483,495 and 10,173,712 shares were issued and outstanding, respectively.

Common stockholders are entitled to one vote per share and to receive dividends when declared, subject to the rights of preferred stockholders. Upon liquidation, remaining assets are distributed to common stockholders after satisfaction of preferred stock preferences.

6. DEBT

Loans and Notes

The table below includes term loans/notes payable outstanding as at December 31, 2025 and 2024. All such notes were converted into equity in 2025 and no balances remained outstanding as of December 31, 2025.:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Adrista, LLC	$ 75,000	14.00%	3/17/2025	3/17/2026	-	-	-	-	-	-
Promissory Note - Adrista, LLC	$ 50,000	5.25%	8/21/2025	8/20/2026	-	-	-	-	-	-
Promissory Note - Kartik Shah	$ 10,000	5.25%	5/16/2024	5/15/2025	-	-	-	$ 10,000	-	10,000
Promissory Note - Adrista, LLC	$ 25,000	5.25%	5/16/2024	5/15/2025	-	-	-	$ 25,000	-	25,000
Promissory Note - Vishal Bansal	$ 20,000	5.25%	1/3/2022	11/5/2026	-	-	-	$ 20,000		20,000
Total	$ 180,000				$ -	$ -	$ -	$ 55,000	$ -	$ 55,000

In 2025, the Company converted promissory notes with an aggregate principal balance of $180,000, together with $16,271 of accrued interest, into 309,783 shares of common stock as a non-cash financing transaction.

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes- 2025	$ 732,162	7.00%	2025	12/31/2026	$ 732,162	$ -	$ 732,162	$ -	$ -	$ -
Convertible Notes- 2024	$ 65,000	7.00%	2024	12/31/2026	65,000	-	65,000	-	65,000	65,000
Convertible Notes- 2023	$ 403,000	7.00%	2023	12/31/2026	403,000	-	403,000	-	403,000	403,000
Convertible Notes- 2022	$ 100,000	7.00%	2022	12/31/2026	100,000	-	100,000	-	100,000	100,000
Convertible Notes- 2021	$ 290,000	7.00%	2021	12/31/2026	290,000	-	290,000	-	290,000	290,000
Convertible Notes- 2020	$ 210,000	7.00%	2020	12/31/2026	210,000	-	210,000	-	210,000	210,000
Convertible Notes- 2019	$ 1,010,000	7.00%	2019	12/31/2026	1,010,000	-	1,010,000	-	1,010,000	1,010,000
Convertible Notes- 2017	$ 900,000	7.00%	2017	12/31/2026	900,000	-	900,000	-	900,000	900,000
Convertible Notes- 2016	$ 1,402,500	7.00%	2016	12/31/2026	1,402,500	-	1,402,500	1,402,500		1,402,500
Total	$ 4,380,500				$ 5,112,662	$ -	$ 5,112,662	$ 1,402,500	$ 2,978,000	$ 4,380,500

The Company has issued convertible notes to various lenders, which bear interest at 7.00% per annum. As of December 31, 2025 and 2024, the outstanding principal balance of convertible notes was $5,112,662 and $4,380,500, respectively.

As of December 31, 2024, a portion of the convertible notes was classified as current based on contractual maturities. During 2025, the Company entered into agreements to extend the maturity of these notes. Accordingly, the classification of such notes as current or non-current reflects the contractual terms in effect at each reporting date.

Each note will be convertible into Conversion Shares pursuant to the following events:

- Next Equity Financing Conversion: Upon the closing of the next equity financing (the “Next Equity Financing”), the outstanding principal and any unpaid accrued interest under each Note will automatically convert into shares of the same class and series of equity securities issued in such financing (“Conversion Shares”), at a conversion price equal to the lower of (i) the price per share paid by the investors in the Next Equity Financing or (ii) [a stated discount or valuation cap, if applicable]. At the Company’s option, accrued interest may be paid in cash at the time of conversion. The number of Conversion Shares issued will be based on the outstanding balance and accrued interest as of a date no more than five (5) days prior to conversion. Prior to such financing, the Company is required to notify noteholders in writing of the terms of the anticipated equity issuance.

- Corporate Transaction Conversion: In the event of a Corporate Transaction (such as a merger, acquisition, or sale of substantially all of the Company's assets) occurring before conversion under the Next Equity Financing or maturity, each holder may elect either (a) repayment of the outstanding principal and unpaid accrued interest in cash, or (b) conversion of the Note into Conversion Shares, calculated based on the applicable conversion price in effect immediately prior to the transaction.

- Maturity Conversion: On or after the maturity date, if the Notes have not been previously converted or repaid, the Requisite Noteholders may elect to convert the outstanding principal and unpaid accrued interest of all outstanding Notes into Conversion Shares at the applicable conversion price.

The Company accounts for its convertible instruments as liabilities in accordance with ASC 470. The Company evaluated the terms of these instruments and determined that no features require separate accounting as derivatives under ASC 815.

7. SHAREBASED COMPENSATION

Equity Incentive Plans
The Company maintains equity incentive plans that provide for the grant of stock-based awards to employees, directors, and consultants.

2014 Equity Incentive Plan
The Company previously adopted the 2014 Equity Incentive Plan (the "2014 Plan"). Although no new awards are granted under the 2014 Plan, certain awards remain outstanding as of December 31, 2025 and 2024 and continue to be accounted for in accordance with their original terms.

2023 Omnibus Equity Incentive Plan
In 2023, the Company adopted the 2023 Omnibus Equity Incentive Plan (the "Plan"), which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to employees, directors, and consultants. The Plan initially reserved 2,000,000 shares of common stock for issuance, subject to adjustments and automatic annual increases as defined in the Plan. Options granted under the Plan have an exercise price not less than the fair market value of the Company's common stock on the date of grant and a contractual term not exceeding ten years.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	2025	2024
Expected life (years)	6.00	6.00
Risk-free interest rate	4.06%	4.33%
Expected volatility	97%	97%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2023	**9,107,000**	**$**	**0.28**	**5.05**
Granted	-	$	-	-
Exercised	-	$	-	-
Expired/Cancelled	(100,000)	$	-	-
Outstanding at December 31, 2024	**9,007,000**	**$**	**0.28**	**4.05**
Exercisable Options at December 31, 2024	**8,548,250**	**$**	**0.28**	**4.05**
Granted	665,000	$	0.79	-
Exercised	-	$	-	-
Expired/Cancelled	(850,000)	$	(0.02)	-
Outstanding at December 31, 2025	**8,822,000**	**$**	**0.35**	**3.46**
Exercisable Options at December 31, 2025	**7,198,875**	**$**	**0.35**	**3.46**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025, and 2024, the Company recognized stock-based compensation expense of $270,164 and $273,164, respectively.

8. RELATED PARTY

Convertible Notes

On December 31, 2025, and 2024, the Company had outstanding convertible notes with related parties as follows:

Alex Smith (Board Member)

Convertible notes totaling $160,000 plus accrued interest of $79,159, issued in 2016 and 2022, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $11,200 and $11,231 for the years ended December 31, 2025, and 2024, respectively.

Kartik Shah (Board Member and Founder)

Convertible notes totaling $138,000 plus accrued interest of $57,171, issued in 2016, 2019 and 2023, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $9,660 and $9,686 for the years ended December 31, 2025, and 2024, respectively.

Adrista LLC (entity affiliated with a Founder and Board Member)

Convertible notes totaling $380,000 plus accrued interest of $82,840, issued in 2019, 2022, 2023 and 2024, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $26,600 and $25,457 for the years ended December 31, 2025, and 2024, respectively.

Vishal Bansal (Shareholder and Founder)
Convertible notes totaling $220,000 plus accrued interest of $115,347, issued in 2016, 2019 and 2023, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $15,400 and $15,442 for the years ended December 31, 2025, and 2024, respectively.

Robert Wyand (Brother of the CEO)
Convertible note in the amount of $40,000 plus accrued interest of $11,553, issued in 2021, was outstanding as of December 31, 2025, and 2024. This note bears interest at 7% per annum. Interest expense amounted to $2,800 and $2,808 for the years ended December 31, 2025, and 2024, respectively.

Michael Wyand (CEO and Board Member)
Convertible note in the amount of $10,000 plus accrued interest of $4,501, issued in 2019, was outstanding as of December 31, 2025, and 2024. This note bears interest at 7% per annum. Interest expense amounted to $700 and $702 for the years ended December 31, 2025, and 2024, respectively.

These notes are convertible into shares of the Company's preferred stock upon the occurrence of a qualified financing event, at a conversion price based on either a discount to the price paid by new investors or a valuation cap, as defined in the respective agreements.

Promissory Notes and Conversions

Kartik Shah (Board Member and Founder)
A promissory note of $10,000, issued in 2024 (5.25% interest), was fully converted in 2025 into 17,132 shares of common stock.
Balance as of December 31, 2025: $0
Balance as of December 31, 2024: $10,000 plus accrued interest of $329.
Interest expense amounted to $525 and $329 for the years ended December 31, 2025, and 2024, respectively.

Adrista LLC (entity affiliated with a Founder and Board Member)
Promissory notes totaling $150,000, issued in 2024 and 2025 (interest rates ranging from 5.25% to 14.0%), were fully converted in 2025 into 254,732 shares of common stock.
Balance as of December 31, 2025: $0
Balance as of December 31, 2024: $25,000 plus accrued interest of $809.
Interest expense amounted to $10,575 and $809 for the years ended December 31, 2025, and 2024, respectively.

Vishal Bansal (Shareholder and Founder)
A promissory note of $20,000, issued in 2022 (5.25% interest), was fully converted in 2025 into 37,919 shares of common stock.
Balance as of December 31, 2025: $0
Balance as of December 31, 2024: $10,000 plus accrued interest of $2,975
Interest expense amounted to $1,050 and $1,053 for the years ended December 31, 2025, and 2024, respectively.

On December 31, 2025, and 2024, related party balances consist of convertible notes, promissory notes, and accrued interest due to the parties listed above and are included in convertible notes payable, notes payable, and accrued interest in the accompanying balance sheets.

9. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,		2025		2024
Net Operating Loss	$	(361,543)	$	(305,606)
Valuation Allowance		361,543		305,606
Net Provision For Income Tax	**$**	-	**$**	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025 and December 31, 2024 are as follows:

As of December 31,		2025		2024
Net Operating Loss	$	(1,837,569)	$	(1,476,025)
Valuation Allowance		1,837,569		1,476,025
Total Deferred Tax Asset	**$**	-	**$**	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had a federal cumulative net operating loss ("NOL") carryforward of $6,336,444. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business, the Company has no long-term leases in place, and the Company's lease meets the scope exceptions that are available under ASC-842. As of December 31, 2025 and December 31, 2024 rent expenses were in the amount of $1,125 and $1,080, respectively, which have been charged to the statement of operations.

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred an operating loss of $913,469 and negative operating cash flows of $814,832 for the year ended December 31, 2025, and has limited cash of $2,905 as of that date. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management has evaluated these conditions in accordance with ASC 205-40 and has determined that substantial doubt about the Company's ability to continue as a going concern exists for the twelve months following the date the financial statements are issued.

The Company's ability to continue as a going concern is dependent upon its ability to generate revenues and/or obtain additional financing sufficient to meet its obligations and sustain operations. Management's plans include raising additional capital through debt and/or equity financing and advancing its business development efforts.

However, there can be no assurance that these plans will be successfully implemented or that sufficient financing will be available on acceptable terms, if at all. Accordingly, management has concluded that its plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from the balance sheet date through the date these financial statements were issued.

Subsequent to the balance sheet date, the Company converted a total of $6,587,805 of outstanding convertible notes, including accrued interest, into equity. As a result of this conversion, the Company issued 18,651,147 shares of Series Seed Preferred Stock to the respective noteholders, in accordance with the terms of the underlying agreements.

Subsequent to the balance sheet date, the Company completed an equity crowdfunding raise through the StartEngine platform, pursuant to which it raised a total of $1,213,655 in gross proceeds from investors. In connection with this financing, the Company issued equity instruments in accordance with the terms of the offering.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Invest in Oxeia Biopharma

Millions Suffer from Concussion. Zero Treatments.

Millions of Americans suffer concussions each year. 1.4 to 4.2 million may never recover. Rest is not enough—and there are zero FDA-approved treatments. OXE103 is a first-in-class ghrelin therapy that showed an 85% responder rate in a Phase 2a trial. Supported by NFL quarterback Alex Smith and cornerback Richard Sherman, backed by $100+ million in development data by Daiichi Sankyo, and led by a team whose prior companies have achieved $9 billion in exits.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


OVERSUBSCRIBED
Oxeia Biopharma
Pioneering a New Approach to Concussion Treatment

$1,234,746.93 Raised

‹ ABOUT TERMS UPDATES REWARDS DISCUSSION INVESTING FAQS

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$0.79 Per Share

RAISED ⓘ	INVESTORS
$1,234,746.93	259
MIN INVEST ⓘ	VALUATION
$499.28	$50M

REASONS TO INVEST

85% Responder Rate in Phase 2a Clinical Trial: Between 1.4 and 4.2 million Americans develop persistent concussion symptoms each year. There are zero FDA-approved treatments. The Phase 2a trial at the University of Kansas Medical Center demonstrated an 85% responder rate—which is, to our knowledge, the first meaningful improvement. NFL quarterback Alex Smith joined as investor and board member, cornerback Richard Sherman joined as advisor. Phase 2b enrollment is planned to begin in 2026 with 160 patients.

Founding Team: $9B in Prior Combined Exits: Founder Amit Munshi led Arena Pharmaceuticals through its $6.7 billion Pfizer acquisition and Kythera Biopharmaceuticals through its $2.1 billion Allergan acquisition. CEO Michael Wyand brings 30 years of FDA regulatory and clinical development expertise. Dr. Vishal Bansal's UCSD research formed Oxeia's IP foundation. Kartik Shah secured the licensing agreement for access to $100M+ million in Daiichi Sankyo development data.

$100M+ in Development Data Accelerates Timeline: Oxeia's licensing agreement provides access to Daiichi Sankyo's 9 clinical studies treating 300+ patients with ghrelin, 4 Phase 1 safety trials, FDA-accepted open IND, and a GMP drug supply stored in the United States. We believe this eliminated an estimated 5 to 7 years of development. FDA confirmed no additional safety data required, allowing Oxeia to move to Phase 2. Oxeia is validating what it believes may be the first FDA-accepted endpoints for concussion therapeutics.

OXE103 is an investigational therapy subject to regulatory review and clinical development risk. Team members' prior experience is provided for background purposes only and is not indicative of future results.

TEAM



Amit Munshi • Founder

Served as President and CEO of Arena Pharmaceuticals from 2016 until its $6.7 billion acquisition by Pfizer in 2022. At Arena, he advanced multiple drug candidates through clinical development, including etrasimod (now Velsipity) for ulcerative colitis. Previously held leadership roles at Amgen, Kythera Biopharmaceuticals (acquired by Allergan for $2.1 billion), and Percivia (acquired by Johnson & Johnson). Brings 25+ years of experience in clinical development and portfolio management.

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Kartik Shah • Director & Founder

Co-founded Oxeia and negotiated the licensing agreement that secured access to over $100+ million in completed preclinical, manufacturing, and clinical development data generated by Daiichi Sankyo. Led Oxeia's fundraising and operations, overseeing strategy, licensing, and intellectual property. Previously held commercial strategy roles at Atara Biotherapeutics and corporate strategy and post-merger positions at Amgen. He currently serves as Chief Business Officer at Tactile Therapeutics, a discovery stage neuroscience company.

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Dr. Michael Wyand • Chief Executive Officer, Principal Accounting Officer, Director

Led drug development programs at Epirus, BioAssets, and Therion Biologics, where he advanced Prostvac through Phase 2 clinical development. Brings 30 years of experience navigating FDA regulatory pathways and positioning biotech companies for strategic exits. His expertise spans early clinical trials through commercialization across multiple therapeutic areas.

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Dr. Vishal Bansal • Chief Scientific Officer, Inventor & Founder

Trauma surgeon at Scripps Mercy Hospital in San Diego and inventor of OXE103. His research at UCSD, the American Association of Trauma (AAST), and the American Surgical Association (ASA) discovered that ghrelin, a naturally occurring peptide hormone, reduces oxidative stress, prevents blood-brain barrier breakdown, and restores neural function following traumatic brain injury. Published in Journal of Neurotrauma, Brain Research, Inflammation, and Journal of Surgical Research, with clinical studies published in Neurotrauma Reports.

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Alex Smith • Director, Investor & Advisor

16-year NFL career. 3× Pro Bowl. 2020 NFL Comeback Player of the Year. ESPN analyst. Suffered a career-altering concussion in 2012 that cost him his starting position with the San Francisco 49ers. After witnessing teammates struggle with persistent post-concussion symptoms for months and years—with no treatment options available—he joined Oxeia as both investor and board member to help bring potentially the first FDA-approved therapy to market.

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Ted Raad • Director

Former CEO of Pulmatrix, a clinical-stage biopharmaceutical company developing inhaled therapies for respiratory diseases. Previously served as Chief Commercial Officer at Option Care, where he helped separate the specialty home infusion business unit from Walgreens to create the nation's largest independent home infusion provider. Earlier held senior commercial positions at Sunovion, launching multiple respiratory and central nervous system products and establishing strategic alliances in the US and Japan.

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Richard Sherman • Advisor

11-year NFL veteran. 5× Pro Bowl. 3× All-Pro. Super Bowl XLVIII Champion. Sustained a concussion during his 2011 rookie season and played through blurred vision—a decision he has since said he regrets. Now serves as one of the NFL's most vocal advocates for brain health and player safety, joining Oxeia to help advance the potential first treatment for persistent concussion symptoms.

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Dr. Gerald Grant • Clinical Advisor

Chair of the Department of Neurosurgery at Duke University School of Medicine. NIH-funded investigator with active research programs in brain tumors, focused ultrasound, and concussion. Previously served as chief of pediatric neurosurgery at Stanford and as U.S. Air Force combat neurosurgeon deployed to Iraq during Operation Iraqi Freedom. Author of over 300 peer-reviewed publications.

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Dr. Murray Stein • Clinical Advisor

Distinguished Professor of Psychiatry and Family & Preventive Medicine at University of California San Diego (UCSD) and Vice Chair for Clinical Research in Psychiatry. Staff Psychiatrist at VA San Diego Healthcare System and Director of the Anxiety & Traumatic Stress Disorders Program. Principal Investigator and Director of the Department of Defense-funded INTRuST Consortium, which conducts research on treatments for PTSD and traumatic brain injury in veterans. Published over 800 peer-reviewed articles in journals including NEJM, Lancet, and JAMA. Member of the FDA Psychopharmacologic Drugs Advisory Committee.

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Dr. Chris Nowinski • Advisor

Co-founder and CEO of the Concussion & CTE Foundation. Former Harvard football player and WWE professional wrestler who developed career-ending post-concussion syndrome in 2003. Authored Head Games: Football's Concussion Crisis (2006), which documented the NFL's systematic minimization of concussion risks. Co-founded Boston University's CTE Center and UNITE Brain Bank, the world's largest resource for CTE research. Earned his doctorate in Behavioral Neuroscience from Boston University and has published over 50 scientific papers.

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Dr. Michael Rippee • Principal Investigator of Phase 2a Clinical Study

Associate Professor of Neurology at University of Kansas Medical Center and Medical Director of the Center for Concussion Management at The University of Kansas Health System. Principal Investigator for Oxeia's Phase 2a study, which demonstrated an 85% responder rate in persistently symptomatic concussion patients. Sports neurologist specializing in concussion treatment and long-term brain health optimization in athletes. Research focuses on novel treatments, sleep disturbances following concussion, and interdisciplinary care approaches.

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THE OXEIA STORY

Our mission is to develop the first potential treatment for concussion.


Every year, 7 to 21 million concussions occur in the U.S.

Day after day, Dr. Vishal Bansal watched the same patients return to his trauma surgery clinic at Scripps Mercy Hospital in San Diego. A college athlete who could no longer read a textbook. A mother who couldn't drive her kids to school. A veteran struggling to hold down a job. Their scans showed nothing. Rest was the only treatment he could offer, but rest wasn't working.


"I kept seeing the same pattern: some patients recovered, others didn't. I had to figure out why."
— Dr. Vishal Bansal, MD,
Trauma Surgeon & Inventor of OXE103

That pattern led Dr. Bansal to his lab at the University of California San Diego (UCSD). His research focused on ghrelin, a hormone the body produces in response to injury. After concussion, natural ghrelin levels aren't sufficient to stop the damage.

At the University of Kansas Medical Center, 85% of patients with persistent concussion symptoms improved with OXE103. Just 33% of patients receiving standard care alone improved.

THE PROBLEM

Between 1.4 and 4.2 million Americans develop persistent concussion symptoms each year—and currently zero FDA-approved treatments exist.

These patients experience headaches that persist for months or years, profound cognitive impairment that makes work and school impossible, and deteriorating relationships under the strain of chronic symptoms. What physicians expect to resolve in days or weeks stretches into months, years, sometimes becoming permanent disability. When CT scans and MRIs reveal no structural damage, the medical establishment typically offers rest as the only intervention, despite mounting evidence that passive recovery fails millions of patients annually.


"Persistently symptomatic concussion patients represent the true unmet medical need in concussion care."
— Dr. Gerald Grant,
Chair of Neurosurgery, Duke University

What Happens in a Concussion

A concussion begins with a blow to the head, sending shock waves that force neurons to fire at once and drain the brain like a battery instantly. What follows isn't visible on standard imaging: energy reserves burn out, communication wiring stretches and tears, inflammatory signals spread, and toxic molecules accumulate while the brain's attempts to compensate only accelerate the damage. CT scans and MRIs detect bleeding and fractures, but the metabolic crisis unfolding inside neurons remains invisible.


Rest Is Not Enough
A concussion isn't a bruise. It's a cascading biological crisis.
HOURS
Immediate Effects
• Energy crash
• Axons stretch and tear
• Cell death begins
Damage is invisible
DAYS TO WEEKS
Mid-Term Effects
• Toxic buildup
• Inflammation spreads
• Communication breaks down
20% don't recover
MONTHS TO YEARS
Long-Term Effects
• Chronic inflammation
• Brain tissue loss
Permanent damage
Rest does not restore energy. Rest does not stop toxic buildup. Rest does not rebuild torn connections.

Figure shown reflects research on concussion and may vary across individuals.

THE SOLUTION

OXE103 is being developed to deliver the hormone the brain needs to heal.

Dr. Bansal's research at UCSD focused on the gut-brain axis, the signaling system that regulates energy metabolism and stress responses. Ghrelin, a hormone produced in the gut, crosses into the brain to support cellular repair after injury. The body produces ghrelin naturally in response to concussion, but natural levels aren't sufficient to stop the ongoing damage. Cellular energy depletion continues, toxic molecules accumulate, and neural connections remain disrupted while standard imaging detects no structural abnormalities.

OXE103 is therapeutic ghrelin designed to deliver the doses the body cannot produce on its own. In preclinical traumatic brain injury models at UCSD, therapeutic ghrelin reduced oxidative stress within 24 hours, reduced inflammation, and improved motor function.

How OXE103 Works

OXE103 delivers therapeutic levels of ghrelin to complete the healing process.

Restores Brain Energy

- Replenishes depleted energy after injury
- Supports mitochondrial energy production
- Limits cell death from energy depletion

Reduces Oxidative Stress & Inflammation

- Lowers reactive oxygen species
- Activates protective anti-inflammatory pathways
- Limits further damage

Supports Neural Function

- Promotes recovery of damaged connections
- Preserves neuronal function
- Supports communication across brain networks

Rest does not restore energy. Rest does not stop toxic buildup. Rest does not rebuild connections. OXE103 does all three.

Mechanism of action graphics are simplified and reflect current scientific hypotheses informed by preclinical and clinical research. OXE103 remains under clinical evaluation, and its effectiveness for concussion will need to be established in the Phase 2b study.

MARKET

OXE103 isn't competing against existing drugs. It's intended to create an entirely new treatment category.

To our knowledge, there are no approved drug therapies to address the underlying biology of concussion. The market represents one of the largest unaddressed patient populations in neurology, with millions of new patients developing persistent symptoms every year.


Core Target Market
1.4-4.2M
Persistently symptomatic concussion patients annually
Total Concussion Market
7-21M
All concussions occurring in the U.S. each year

Market sizing estimates are based on third-party sources and underlying assumptions and may vary by definition.

The Phase 2B trial targets the 1.4 to 4.2 million Americans with persistent symptoms. This is a particularly difficult population to treat without an effective therapy and represents an immediate market need. Success in this population may open the door to treating the estimated 7 to 21 million with concussions annually. The biological mechanisms that address persistent symptoms would likely benefit patients treated immediately after injury, potentially expanding the addressable market to include acute concussion treatment.

Forward-looking statements: The statements above reflect management's current expectations regarding potential market size and applications. Actual results may differ materially, and there is no assurance the Phase 2B trial will be successful or that Oxeia will expand into additional markets.

CLINICAL VALIDATION & TRACTION

Multiple studies suggest ghrelin's therapeutic potential.

The Evidence: Preclinical Data

Dr. Bansal's research at UCSD demonstrated that therapeutic doses of ghrelin reduced oxidative stress within 24 hours, reduced inflammation, improved motor function, and showed indications of cognitive recovery. Subsequent studies conducted by researchers at Yale University and other institutions found that ghrelin increases synaptic density and supports neural connectivity in the hippocampus, the brain's memory center.

Dr. Bansal's UCSD Research: Ghrelin Reduced Oxidative Stress Within 24 Hours

- **Control (no injury):** Normal brain function
- **Mild brain injury:** High oxidative burst
- **Mild brain injury + Ghrelin:** Oxidative stress reduced to near-normal levels within 24 hours


Control (no BI)
mBI
mBI + Ghrelin
FL1-A

Images and findings are from preclinical research and support the proposed rationale of developing OXE103 for concussion. Preclinical findings do not necessarily predict outcomes in humans, and OXE103 is investigational and not FDA-approved. Clinical efficacy will need to be demonstrated in the Phase 2b study before continuing to Phase 3 studies for FDA approval.

Independent neurobiology research provided visual evidence of these regenerative effects. After just 4 days of ghrelin treatment, researchers could see measurable increases in synaptic density in the hippocampus under a microscope—direct evidence that ghrelin doesn't just reduce damage, it actively supports rebuilding damaged neural networks. These findings have been published in the *Journal of Neurotrauma*, *Brain Research*, *Inflammation*, and *Journal of Surgical Research*.

Visual Evidence of Neural Recovery

Independent preclinical neurobiology studies demonstrated a measurable increase in synaptic density in the hippocampus after just 4 days of ghrelin treatment.


Without Ghrelin
Fewer synaptic connections
With Ghrelin
Visibly increased synaptic density after 4 days

Red arrows indicate synaptic connections. Ghrelin treatment increased synaptic density in the hippocampus, a brain region central to learning and memory.

Source: Diano et al, Nature Neuroscience Vol 9 No. 3 2006

Images and findings are from third-party preclinical research and support the proposed rationale of developing OXE103 for concussion. Preclinical findings do not necessarily predict outcomes in humans, and OXE103 is investigational and not FDA-approved. Clinical efficacy will need to be demonstrated in the planned Phase 2b study before continuing to Phase 3 studies for FDA review.

Phase 2a: Evidence of Clinical Improvement

The Phase 2a proof-of-concept study at University of Kansas Medical Center enrolled 19 patients experiencing persistent concussion symptoms 7 to 28 days post-injury. These patients continued to suffer from severe headaches, fatigue, cognitive impairment, and reduced quality of life. Many struggled to work or attend school.

11 of 13 treated patients showed improvement, compared to only 2 of 6 who received standard care.

PHASE 2A

85% of OXE103 Patients Improved

85% improved with OXE103 vs. 33% with standard care

19 patients with persistent concussion symptoms (7–28 days post-injury)
13 received OXE103 | 6 received standard care


Change in PCSS score
P < 0.0191
Last dose day
SOC
OXE103


Change in QOLIBRI score
P < 0.0341
SOC
OXE103

85% of OXE103 patients improved across both symptom severity (PCSS) and quality of life (QOLIBRI), compared to only 33% with standard care.


PCSS
85%
33%
Last dose day
Days from study enrollment
OXE103
SOC


QOLIBRI
85%
33%
Last dose day
Days from study enrollment
OXE103
SOC

OXE103 patients showed sustained improvement over time. Standard care patients showed minimal lasting change.

Improvements were sustained through follow-up. Treatment was safe and well-tolerated.

Phase 2a results informed the design of the planned Phase 2b trial. Phase 2b will evaluate efficacy using predefined clinical endpoints, including the Post-Concussion Symptom Scale (PCSS).

Patients showed meaningful reduction in symptom severity (PCSS score, $p < 0.019$) and meaningful improvement in quality of life (QOLIBRI score, $p < 0.034$). Improvements were sustained through follow-up. Treatment was safe and well-tolerated.

This was the first time any drug showed meaningful improvement in persistent concussion symptoms.

> *"I am encouraged by the responses we are seeing from the trial. An effective therapy for these persistently symptomatic patients would be an important step forward."*
>
> **— Dr. Michael Rippee,**
> KUMC Principal Investigator

Phase 2a results informed the design of the planned Phase 2b trial. Phase 2b will evaluate efficacy using predefined clinical endpoints, including the Post-Concussion Symptom Scale (PCSS).

Broad Symptom Improvement: Treated patients in the Phase 2a study showed indications of improvement across multiple measured symptoms, including headaches, cognition, balance, vision, sleep, and emotional regulation. This broad functional improvement aligns with FDA guidance for concussion therapies.

OXE103 Therapy Demonstrates Broad Symptom Improvement



Treated Patients: Day 1 vs. Day 44

- **Starting point (red):** High symptom severity across all areas
- **After treatment (blue):** Improvement across nearly all symptoms

Standard Care Patients: Day 1 vs. Day 44

- **Red and blue lines overlap** – minimal change in symptoms

OXE103 improved headaches, cognition, balance, vision, sleep, and emotional regulation. Standard care showed minimal lasting improvement.

The FDA requires concussion therapies to improve multiple symptoms, not just one. OXE103 met this requirement.

Phase 2a findings will be further evaluated and confirmed in the planned Phase 2b trial, following FDA regulatory discussions. The Phase 2b study must meet statistical significance of the primary endpoint (Post Concussion Symptom Scale) to be successful. Preliminary results may not be reproduced in later trials.

Accelerated Development Through Strategic Partnership

Daiichi Sankyo conducted 9 clinical studies testing ghrelin across multiple indications—4 Phase 1, 4 Phase 2, and 1 Phase 3 trials—treating more than 300 patients. Through a licensing agreement, Oxeia gained access to this complete development package, including all clinical data, an FDA-accepted open IND, and GMP-grade drug supply already manufactured and stored in the United States.

In the first regulatory meeting, the FDA confirmed that no additional preclinical or safety studies would be required for Oxeia to initiate Phase 2 testing in concussion patients, allowing the company to advance directly into clinical evaluation. We believe this eliminated an estimated 5 to 7 years of early-stage development.

Your investment funds the Phase 2b efficacy trial— a key milestone in biotech.

NFL ADVISORS

Alex Smith

Investor & Board Member

Alex Smith lost his starting quarterback position to a concussion in 2012. He was playing the best football of his career when he took a hit in Week 10 against St. Louis. Colin Kaepernick replaced him. When Smith was cleared to play, his job was gone.

> *"I feel like the only thing I did to lose my job was get a concussion."*
> ESPN, 2012

After watching teammates struggle with persistent symptoms for months and years with no treatment options, he joined Oxeia as investor and board member.





Richard Sherman

Advisor

Richard Sherman played through a concussion during his first NFL start in 2011. His vision was blurred. He played two quarters half-blind. At the time, he wrote that "it paid off."

Today he regrets it. As one of the NFL's most vocal advocates for player safety, he joined Oxeia as an advisor.

> ***"I see a concussion movie every Sunday. Don't need to go to the theater."***
>
> **Sports Illustrated, 2015**

Concussion Stories



Tara Restivo

Real Estate Agent

Tara tripped on a carpeted step in a model home. She hit her forehead on a desk, then slammed the back of her head on the floor. Doctors sent her home from the ER with instructions to rest. Days later, her condition worsened. She developed speech problems, balance issues, a drooping mouth. Her husband flew across the country after doctors mentioned possible brain surgery.

"I was disoriented and profoundly confused. The situation had escalated from a concussion that would resolve in a couple of days to the frightening prospect of brain surgery."

6 months of physical therapy helped her symptoms improve. But significant gaps in her memory remain.

"There's a lot missing from my memory."



Sophie Bikofsky

Former Professional Basketball Player & Coach

Sophie dove for the ball during freshman year. Her head bounced off a teammate's knee, then hit the floor. Despite blurred vision, nausea, and vomiting, her main concern was getting back on the court. The fatigue lasted three months. In college, she hid concussions from trainers to keep playing.

"Fourteen years ago, there wasn't the awareness of the dangers of concussions. If I had understood back in high school and college what I know now, I would do things very differently."

USE OF FUNDS

This funding advances Phase 2b—a critical milestone that establishes the foundation for potential FDA approval and positions OXE103 for possible strategic partnerships.

Oxeia is validating what it believes to be the first FDA-accepted endpoint for concussion therapeutics, led by Laurie Burke, MPH, former FDA Associate Director for Study Endpoints and Label Development. This validation is intended to create the regulatory pathway not just for OXE103, but for the entire concussion therapeutics industry.

Phase 2b will enroll 160 patients with persistent concussion symptoms in a randomized, double-blind, placebo-controlled study conducted at major academic medical centers. Enrollment is planned to begin in 2026. Data readout is expected approximately 24 months after funding closes.


Use of Funds
Phase 2b launches in 2026. 160 patients. Randomized, double-blind, placebo-controlled. Multiple clinical sites.
70%
20%
10%
Conducting the Phase 2b Clinical Trial
Patient enrollment and treatment across multiple clinical sites, data collection and analysis, clinical site management, and GMP drug supply.
Validating Regulatory Endpoints
FDA engagement, validation of clinical endpoints, and preparation of the regulatory data package.
Program & Trial Operations
Trial oversight, site coordination, compliance, quality control, and operational management.
Expected data readout: 24 months

The allocation of offering proceeds is subject to management's discretion and may be adjusted as the Company determines to be in its best interests. There is no guarantee that Phase 2b will commence as planned, enroll the anticipated number of patients, or achieve expected timelines or outcomes.

PERSONAL NOTE FROM DR. VISHAL BANSAL

"I'm a trauma surgeon at Scripps Mercy Hospital in San Diego. When someone comes in with severe traumatic brain injury, we have treatments. We can operate, we can save their lives. But when someone has a concussion that won't heal, I have no approved pharmacologic treatment to offer.

Every person I meet has had a concussion or knows someone who has. They all ask me the same thing: why don't we have better options? That question drove my research at the UCSD. The Phase 2a results showed meaningful improvement. Phase 2b is designed to confirm these findings in a larger trial.

We can get children back into school, people back at work, service members back to duty, athletes back in the game. For the first time, we can help patients who don't recover on their own. We just need to get there."



Dr. Vishal Bansal, MD
Chief Scientific Officer, Inventor & Founder

ABOUT

HEADQUARTERS
361 Newbury Street
Boston, MA 02115

WEBSITE
View Site

Millions of Americans suffer concussions each year. 1.4 to 4.2 million may never recover. Rest is not enough—and there are zero FDA-approved treatments. OXE103 is a first-in-class ghrelin therapy that showed an 85% responder rate in a Phase 2a trial. Supported by NFL quarterback Alex Smith and cornerback Richard Sherman, backed by $100+ million in development data by Daiichi Sankyo, and led by a team whose prior companies have achieved $9 billion in exits.

TERMS

Oxeia Biopharma

Overview

PRICE PER SHARE
$0.79

VALUATION
$50M

DEADLINE
Apr. 7, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$499.28

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.89

SHARES OFFERED
Series CF Preferred Stock

MIN NUMBER OF SHARES OFFERED
25,316

MAX NUMBER OF SHARES OFFERED
1,563,291

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$260,456	$213,921
Cash & Cash Equivalents	$2,905	$25,477
Accounts Receivable	$0	$0
Short-Term Debt	$12,676,450	$7,951,988
Long-Term Debt	$0	$3,897,661
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,246,701	-$1,053,814

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Existing stakeholders in Oxeia Biopharmaceuticals will receive 25% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares + exclusive newsletter access.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares + quarterly update call with CEO.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 12% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 3% bonus shares.

Tier 2 Perk: Invest $1,000+ and receive 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 10% bonus shares + invitation to an exclusive webinar.

Tier 5 Perk: Invest $20,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Oxeia Biopharmaceuticals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $0.79/ share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $79. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

03.25.26

Concussions Missed in Underfunded Schools


The Concussion Crisis Nobody Is Counting

A new study from UT Southwestern Medical Center reviewed more than 6,000 sports-related concussion cases in Texas and found something troubling: lower-income school districts report significantly fewer concussions than wealthier ones. Researchers say the gap likely reflects underreporting and underdiagnosis, not fewer injuries. Limited resources mean fewer athletic trainers, less sideline testing, and more concussions that go uncounted.

In other words, the problem is bigger than the data shows.

We believe underdiagnosis is a major public-health issue. Oxeia is not a diagnostic company; we are developing investigational drug candidates intended to treat persistent concussion symptoms after a diagnosis is made. Oxeia is developing OXE103, an investigational therapy. While the therapy is currently under study and has not yet been proven safe or effective, the company is actively conducting clinical research to evaluate its potential and seek FDA approval.

We believe the gap in diagnosis is a public health problem one that we are currently trying solve.

Questions? Email us at: invest@oxeiabiopharma.com

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.19.26

We're near our offering limit


GOAL:
$1.235M

We're excited to share that **we're nearing our current offering maximum of $1.235M** on StartEngine.

This milestone reflects the strong support from our investor community and the momentum we've been building throughout the campaign.

As we approach this limit, we are actively evaluating the possibility of increasing our offering maximum to continue welcoming additional investors. Any such change would require a formal amendment and approval before taking effect.

In the meantime, **participation is limited** under the current offering structure.

If you've been following our progress, **now is a great time to take a closer look and join our growing community of investors.**

Questions? Email us at: **invest@oxeiabiopharma.com**

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.10.26

24 hours left: For a 10% bonus


ENDS IN 24 HOURS
10% Bonus Shares
Invest Now

This is it. The 10% bonus shares window closes in 24 hours.

If you've been on the fence, we get it. Investing in a clinical-stage biotech company is a serious decision. But if you believe, as we do, that millions of concussion patients deserve a real treatment option, we'd love to have you with us for this next chapter.

Invest $2,500 or more in the next 24 hours and receive 10% bonus shares on your investment.

Invest now

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.09.26

We're at the National Brain Injury Conference


National Brain Injury Conference & Awareness Day
March 9-11, 2026
Washington, D.C.
Oxeia
BIOPHARMACEUTICALS
BRAIN INJURY ASSOCIATION OF AMERICA

Our CEO Michael Wyand is in Washington, D.C. this week for the Brain Injury Association of America's 2026 National Conference and Awareness Day.

He's there because the people in that room matter to what we're building.

Between 1.4 and 4.2 million Americans develop persistent concussion symptoms every year. Headaches that don't resolve. Cognitive impairment that costs people their jobs, their independence, their sense of self. When they see a doctor, they're told to rest. Because there is nothing else to offer. Zero FDA-approved treatments exist.

This week, survivors, caregivers, clinicians, and advocates are gathered in D.C. to change that. They're sharing their stories, building coalitions, and on Wednesday, walking the halls of Congress.

The people walking those halls this week are the reason we show up.

Questions? Email us at: invest@oxeiabiopharma.com

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.05.26

A Milestone + a Bonus →


60 Days In.
Thank You.
A bonus for our community.

Sixty days ago, we launched our campaign with a simple belief: that patients with persistent concussion symptoms deserve better than "just rest."

Since then, this community has shown up in a way we didn't expect. We want to say thank you and offer something back.

Starting tomorrow, invest $2,500 or more and receive 10% bonus shares. This five-day window is our way of rewarding the people who believe in what we're building.

There are currently zero FDA-approved treatments for persistent concussion symptoms. We believe OXE103 may change that. Your investment helps us get there.

Invest now

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.03.26

Congress Acts on Veteran Brain Injuries


Mild traumatic head injuries can lead to a lifetime of health issues for soldiers

Congress introduced a bill earlier this year to give veterans broader access to brain injury treatments outside the VA. The BEACON Act of 2026 would fund research into nonpharmacologic rehabilitation therapies for mild to moderate traumatic brain injury.

But the bill doesn't include funding to develop new drugs for concussion.

From 2000 through mid-2025, Defense Department personnel were diagnosed with nearly 497,000 mild to moderate TBIs. Rehabilitation can help manage symptoms, but it can't address the underlying biology of concussion, or reach the millions already living with persistent effects.

That's the gap Oxeia is working to fill. In 2020, co-founder Dr. Vishal Bansal wrote about this crisis in The Hill. The need for new treatments hasn't changed. OXE103 is a first-in-class ghrelin therapy designed to address what actually happens inside the brain after injury. During a clinical trial at the University of Kansas Medical Center, Oxeia believes it demonstrated, to our knowledge, the first meaningful improvement in persistent concussion symptoms from a drug candidate.

Questions? Email us at: invest@oxeiabiopharma.com

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.26.26

Concussion & Work Disability: New Study



Having a traumatic brain injury, no matter how serious, is associated with a greater likelihood of qualifying for work disability up to five years later, according to a study published in Neurology.

Even mild cases, which made up 93% of participants, showed a 45% rate of work disability over five years, compared to 26% in people without brain injuries.

"Our study found no matter the severity, traumatic brain injury was associated with a higher likelihood of a person qualifying for work disability," said study author Andrea Klang, MD.

There are currently zero FDA-approved treatments for concussion. Oxeia is developing OXE103, which showed an 85% responder rate in a Phase 2a trial. Phase 2b is enrolling 160 patients.

Questions? Email us at: invest@oxeiabiopharma.com

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.24.26

New Research: TBI Linked to Dementia Mortality


Mild TBI increased dementia-related mortality risk by 60%.
Moderate to severe TBI more than tripled it.
Multiple TBIs compounded the risk further.

New data from the Framingham Heart Study shows that traumatic brain injury is associated with a significantly increased risk of long-term mortality, driven largely by dementia-related deaths.

The study followed participants over seven decades. Mild TBI increased dementia-related mortality risk by 60%. Moderate to severe TBI more than tripled it. Multiple TBIs compounded the risk further.

The researchers concluded that TBI should not be considered a one-time event but a condition with cumulative neurological consequences.

There are currently no FDA-approved treatments for concussion or traumatic brain injury.

Questions? Email us at: invest@oxeiabiopharma.com

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.19.26

NYT: Helmets Can't Prevent This


The NFL claims Guardian Caps reduce concussions.
The company that makes them: "It has nothing to do with concussions."

The New York Times published an investigation into Guardian Caps, the helmet covers NFL players wear during games.

The NFL claims Guardian Caps reduce the risk of concussions. The company's disclaimer reads: "No helmet, headgear or chin strap can prevent or eliminate the risk of concussions or other serious head injuries while playing sports or otherwise."

"It has nothing to do with concussions," said Erin Hanson, co-founder of Guardian Sports.

A study tracking 2,610 high school football players in Wisconsin found Guardian Caps were not associated with a lower risk of concussions. Independent neurologists remain skeptical of equipment claims.

Between 1.4 and 4.2 million Americans develop persistent concussion symptoms each year. Equipment can't address the underlying biology.

OXE103 showed an 85% responder rate in our Phase 2a trial—to our knowledge, the first meaningful improvement in persistent symptoms. Phase 2b enrollment begins in 2026 with 160 patients.

Questions? Email us at: invest@oxeiabiopharma.com

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Photo: Erik Drost (CC BY 2.0) — https://commons.wikimedia.org/wiki/File:Hassan_Hall_(53141821467).jpg. Edited.

02.17.26

Alex Smith on Football's Existential Crisis



Former NFL quarterback Alex Smith remembers the exact moment a concussion changed his career. November 2012 at Candlestick Park. "It was an incredible day. Very sunny and bright," he recalls. "I kept thinking my vision would get better and it didn't."

That injury ended his starting position with the San Francisco 49ers and kept him out of Super Bowl XLVII.

Read the full story

As many as 3.8 million sports-related concussions occur annually among youth 18 and younger. Parents approach him constantly.

"I can't tell you how many parents come up to me to talk about their kids and their concussions. They ask me what they can do to ease their child's pain. Do I tell them there's nothing that can help?"

Smith believes football could face an "existential crisis" without medical innovation. "The NFL, the pharmaceutical companies and even football fans need to start demanding and investing in concussion treatments. I partnered with Oxeia to be a part of the solution."

Questions? Email us at: invest@oxeiabiopharma.com

Join us in our mission

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1 Perk
Invest $500+ and receive 3% bonus shares.

$1,000
Tier 2 Perk
Invest $1,000+ and receive 5% bonus shares.

Select

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive 7% bonus shares.

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive 10% bonus shares + invitation to an exclusive webinar.

Select

$20,000

Tier 5 Perk

Invest $20,000+ and receive 15% bonus shares.

Select

JOIN THE DISCUSSION

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Syed Ahmad
a month ago

How does this compound compare to other ghrelin increasing compounds like mk677?
Could a patient just fast instead and get the same ghrelin boost?

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W Kim Colich
3 months ago

Hi, Would you please tell us about your IP portfolio? Thanks. Blessings

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Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, learn about Regulation Crowdfunding, and for Regulation A+, learn about Regulation A+.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Most people who get concussions recover within a few days, but between 1.4 and 4.2 million Americans don't. Their symptoms persist - headaches, dizziness, problems thinking clearly - and weeks turn into months, sometimes years. And there are zero FDA-approved treatments. Patients are left with rest and physical therapy, and while these can help some symptoms, they don't address what's actually happening inside the brain. There's a woman who fell and hit her head and was badly concussed. When she saw a specialist, he asked if she had squirrels in her backyard. She said yes. He told her to sit by the window and watch them, follow a single squirrel with her eyes. That was the treatment plan. A true therapy has to target the root molecular cause.

I'm Michael Wyand, CEO of Oxeia Biopharmaceuticals, and I am dedicated to changing that. At Oxeia we're developing a therapy that targets the root molecular cause of concussion. And here's what's exciting. This therapy is based on ghrelin, a naturally occurring peptide hormone. In its natural state ghrelin regulates energy balance and protects cells under metabolic stress. What we discovered is that ghrelin actually has the power to help stop the cascade of oxidative damage that destroys brain cells after concussion.

What we're developing is called OXE103. OXE103 delivers therapeutic doses of ghrelin, levels higher than what the body produces naturally. The body's natural ghrelin isn't enough. Treatment with OXE103 restores brain energy metabolism, reduces oxidative stress, and supports repair of neural connections. If approved by the FDA, OXE103 may be the first disease-modifying therapy for persistent concussion symptoms.

On screen disclaimer: Reflects Oxeia's current understanding based on available information, including published and preclinical research on ghrelin and may not translate to clinical benefit in humans. OXE103 is investigational and not FDA-approved.

I was playing the best football of my career, Week 10, 2012, we're playing St. Louis. One hit changed everything. I took a hit to the back of the head and got a concussion, and I remember thinking okay I'll follow the protocol, I'll rest, I'll get back out there. Colin Kaepernick came in and played well, and I'm sitting there watching and thinking I'll be back, this is temporary. You watch them win, you watch them keep winning, and when I was finally cleared to return, when the doctors said I was good to go, the job was gone. The only thing I did to lose my starting position was get a concussion.

I watched teammates go through the same thing, symptoms that lasted months, guys who never really felt the same again. That's why I joined Oxeia. So the next player who takes that hit has something that can actually help.

On screen disclaimer: Alex Smith is an investor and board member of Oxeia Biopharmaceuticals. He is not being compensated for this appearance.

Just about every person I've come across has had relatives or friends or children that have had a concussion, and the words I always hear are, why can't we do anything about it? Why can't we treat this? That drove me to the lab.

I focused on ghrelin, a hormone the body makes naturally. In preclinical models, therapeutic doses reduced oxidative stress within 24 hours and improved motor function. We completed our Phase 2A trial. 85% of patients showed clinically meaningful improvement. Patients who only got rest, 33% improved. Every study - animal, human, Phase 2A - showed it works.

On screen disclaimer: Phase 2a was a small study with a standard-of-care comparison group. Preclinical and early clinical results do not prove effectiveness in humans and may not be confirmed in larger controlled trials. OXE103 is investigational and not FDA-approved.

I believe Oxeia has the potential to be successful, and the biggest reason is Dr. Vishal Bansal, trauma surgeon and inventor of OXE103. Over a decade studying ghrelin in traumatic brain injury. Preclinical models showed it works, Phase 2A trial showed it works. The difference with OXE103 is using therapeutic doses of a naturally occurring hormone to help patients who don't recover on their own.

On screen disclaimer: Preclinical and early clinical results are preliminary and do not establish effectiveness in humans. OXE103's efficacy must be confirmed in larger controlled trials. Alex Smith is an investor and board member of Oxeia Biopharmaceuticals. He is not being compensated for this appearance.

Between 1.4 and 4.2 million Americans develop persistent concussion symptoms every year. There are zero FDA-approved treatments. That's massive demand with no solution.

Over 300 patients have already been treated with ghrelin. Daiichi Sankyo Pharmaceuticals ran clinical studies in other conditions and proved ghrelin is safe and well tolerated in humans. We secured a licensing agreement that gives us access to all of that safety data, the FDA-accepted Investigational New Drug application, or IND, and the manufactured drug supply already stored in the United States. Because that safety work was already done, the FDA allowed us to go straight to testing ghrelin in concussion patients. We estimate that eliminated five to seven years.

On screen disclaimer: Based on FDA feedback for the current dosing regimen. Additional studies may be required if development plans change.

Our Phase 2B trial is planned to start in 2026. 160 patients at multiple sites, randomized, placebo-controlled, testing whether OXE103 helps patients recover. For the first time, we believe there's a real path to bringing an actual treatment to market.

OXE103 is intended to stop the damage from cascading. It restores brain energy metabolism, reduces oxidative stress, supports repair of damaged neural connections. We're treating what's actually broken, not just managing symptoms. And when you do that, patients who've been stuck for months actually recover. They get back to school, back to work, back to their lives.

On screen disclaimer: Statements reflect expectations and preliminary findings. Clinical benefit has not been established and must be confirmed in future trials. OXE103 is investigational and not FDA-approved.

The reason I'm so excited about OXE103 is if it gets approved, the next player who takes a hit like I did has something that can potentially help. Not just rest and hope. A real treatment. For the first time, when someone gets a concussion that won't go away, there's something that can fix it.

We believe we have everything we need - the science, the FDA pathway, a team that's built companies and brought drugs to market. Phase 2B is the next step, and funding is what gets us there. Millions of people are waiting for a treatment that actually works.

On screen disclaimer: Statements reflect expectations and preliminary findings. Clinical benefit has not been established and must be confirmed in future trials. OXE103 is investigational and not FDA-approved.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OXEIA BIOPHARMACEUTICALS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Oxeia Biopharmaceuticals, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***") does hereby certify as follows.

1. The name of this corporation is Oxeia Biopharmaceuticals Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 19 2014, under the name Oxeia Biopharmaceuticals, Inc.

2. The Certificate of Incorporation of this corporation was amended pursuant to that certain Certificate of Amendment filed on April 29, 2014.

3. The Certificate of Incorporation of this corporation was amended pursuant to that certain Certificate of Amendment filed on February 10, 2022.

4. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders and authorizing the appropriate officers of this corporation to solicit the consent of the stockholder therefore which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

4. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. This Amended and Restated Certificate of Incorporation which restates and integrates and further amends the provisions of this corporation's Certificate of incorporation as amended has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [24th_] day of October 2025.

DocuSigned by:

By: Michael Wyand

Michael Wyand, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:16 PM 10/24/2025
FILED 05:16 PM 10/24/2025
SR 20254370323 - File Number 5491061

Exhibit A

OXEIA BIOPHARMACEUTICALS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME.

The name of this corporation is Oxeia Biopharmaceuticals Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway in the City of Lewes, County of Sussex. The name of its registered agent at such address is 251 Little Falls Drive, Wilmington, New Castle County Delaware 19808. The name of the registered agent is Corporation Service Company.

ARTICLE III
DEFINITIONS.

As used in this Restated Certificate (as defined below) the following terms have the meanings set forth below:

"***Board Composition***" shall mean that for so long as at least twenty five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Seed Preferred Stock exclusively and as a separate class, shall be entitled to elect a Preferred Directors of the Corporation (the "***Series Seed Director***") and the holders of record of the shares of Common Stock exclusively and as a separate class shall be entitled to elect Common Directors of the Corporation, and any additional directors shall be elected by the affirmative vote of a majority of the Seed Preferred Stock and Common Stock voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Original Issue Price***" shall mean $0.0231 per share for the Series Seed Preferred Stock, $0.2795 per share for the Series Seed-I Preferred Stock, $0.75 per share for the Series Seed-II Preferred Stock and $0.75 per share for Series CF Preferred Stock.

"***Preferred Stock***" shall mean the shares of Series Seed Preferred Stock, Series Seed-I Preferred Stock, Series-II Preferred Stock, Series CF Preferred Stock and Shares of Preferred Stock which may be issued from time to time in one or more series adopted by the Board of Directors as hereinafter provided.

"***Requisite Holders***" shall mean the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, Series Seed-I Preferred Stock and Series Seed-II Preferred Stock (voting as a single class on an as-converted basis), but excluding holders of shares of Series CF Preferred Stock.

"***Restated Certificate***" shall mean this Restated Certificate of Incorporation.

"***Seed Preferred Stock***" shall mean the shares of Series Seed Preferred Stock, Series Seed-I Preferred Stock and Series Seed-II Preferred Stock. For the avoidance of doubt, Seed Preferred Stock shall not include Series CF Preferred Stock.

ARTICLE IV
PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 225,800,000 consisting of (a) 115,000,000 shares of Common Stock having a par value of $0.00001 per share and (b) 110,800,000 shares of Preferred Stock having a par value of $0.00001 per share, of which 27,000,000 shares are designated as Series Seed Preferred Stock (the "***Series Seed Preferred Stock***"), 800,000 shares are designated as Series Seed-I Preferred Stock (the "***Series Seed-I Preferred Stock***"), 25,000,000 Series Seed-II Preferred Stock (The "***Series Seed-II Preferred Stock***"), and 50,000,000 Series CF Preferred Stock (The ***"Series CF Preferred Stock"***). The Preferred Stock may be issued from time to time in one or more series each of such series to consist of such number of shares and to have such terms rights, powers and preferences and the qualifications and limitations with respect thereto, as stated or expressed herein. The following is a statement of the designations and the rights powers and privileges and the qualifications limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Seed Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1. Shares of Preferred Stock may be issued from time to time in one or more series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a "Certificate of Designation"), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions (which shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock), all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Amended and Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Amended and Restated Certificate (including any Certificate of Designation).

3. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

C. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections in this Part C of this Article V" refer to sections of this Part C.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Seed Preferred Stock.

1.1.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), and subject to the rights of any other preferred stock that may be authorized from time to time, pursuant to the terms herein, the holders of Series Seed-I Preferred Stock shall be entitled to receive, prior and in preference to any payments to the holders of any other securities of the Corporation by reason of their ownership thereof the holders of shares of Series Seed-I Preferred Stock shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed-I Preferred Stock plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed-I Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Seed-I Preferred Stock the full amount to which they are entitled under this Section 1.1.1, the holders of shares of Series Seed-I Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed-I Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.1.2 Upon the completion of the payment required by Section 1.1.1 above and subject to the rights of any other Preferred Stock that may be authorized from time to time pursuant to the terms herein, by reason of their ownership thereof the holders of shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock the full amount to which they are entitled under this Section 1.1.2, the holders of shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed-I Preferred Stock and Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock as provided in Section 1.1 the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares of Common Stock and held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority by voting power of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation the parent of such surviving or resulting party; *provided* that for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and if applicable deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease transfer exclusive license or other disposition in a single transaction or series of related transactions by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation except where such sale lease transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the *value* of the property rights or securities paid or distributed to such holders by the Corporation or the acquiring person firm or other entity. The value of such property rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written content of stockholders in lieu of meeting), each holder of outstanding shares of Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole share of Common Stock into which the shares of Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating *all* shares into which shares of Seed Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on a converted basis shall and have full voting right and powers equal to the voting right and powers of the holders of Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the Bylaws of the Corporation. For the avoidance of doubt, Series CF Preferred Stock holders shall not be entitled to any voting rights.

2.2 Election of Directors. The holders of record of the Company's capital stock, not including the holders of Series CF Preferred Stock, shall be entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentences may be removed without cause by, and only by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders entitled to vote. At any meeting held for the purpose of electing a director the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. For the avoidance of doubt, Series CF Preferred Stock holders shall not be entitled to any voting rights in the election of Directors.

2.3 Preferred Stock Protective Provisions. At any time when at least twenty five percent (25%) of the initially issued shares of Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger consolidation or otherwise do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting consenting or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) create, or authorize the creation of any additional class or series of capital stock unless the same ranks *pari passu* with or junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the payment of dividends;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than repurchases of stock from former employees officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(f) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing without conditioning such consent agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Seed Preferred Stock shall be convertible, at the option of the holder thereof , (for clarification Series CF Preferred Stock shares will convert only upon the event of conversion into publicly traded securities or under circumstances defined as "***Mandatory Conversion Time***" in Section 3.10 at an applicable ratio defined for Seed Preferred Stock in this section 3.1.1) at any time and without the payment of additional consideration by the holder thereof into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Seed Preferred Stock and Series CF Preferred Stock by the Conversion Price (as defined below) for such series of Seed Preferred Stock and Series CF Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Seed Preferred Stock and Series CF Preferred Stock shall initially mean the Original Issue Price for such series of Seed Preferred Stock and Series CF Preferred Stock. Such initial Conversion Price and the rate at which shares of Seed Preferred Stock and Series CF Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein) in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Seed Preferred Stock and Series CF Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of share of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or if such registered holder alleges that any such certificate has been lost stolen or destroyed a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss theft or destruction of such certificate) at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and if applicable any event on which such conversion is contingent (a "***Contingency Event***"). such notice shall state such holder' s name or the names of the nominee in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder' s attorney duly authorized in writing. The close of busines on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificate (or lost certificate affidavit and agreement) and notice (or if later the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time (a) issue and deliver to such holder of Preferred Stock or to such holder as nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock for the purpose of effecting the conversion of the Preferred Stock such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock· and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes including without limitation engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking an action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time except only the right of the holders thereof to receive shares of Common Stock in exchange therefor to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable on the Common Stock in additional shares of Common Stock then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore such Conversion Price hall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions· and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holder of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification or otherwise (other than by a stock split or combination, dividend, distribution merger or consolidation covered b Sections 3.4 3.5 3.6 or 3.8 by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7) then, following any such consolidation or merger provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of share of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction· and in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable as nearly as reasonably may be in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3 the Corporation at its expense shall as promptly as reasonably practicable but in any event not later than 15 days thereafter compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon any of the following: (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 as amended, (b) immediately prior to (and subject to) the closing of any merger, acquisition or similar transaction involving the Company pursuant to which the holders of the Corporation's outstanding securities are to receive as consideration therefor solely cash and/or securities that are publicly traded on the New York Stock Exchange, Nasdaq, or OTCQX, (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***") (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation duly executed by the registered holder or such holder s attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10 including the rights, if any to receive notices and vote (other than as a holder of Common Stock) will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time) except only the rights of the holders thereof upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock the Corporation shall issue and deliver to such holder or to such holders nominee(s) a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Any of the rights powers privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or majority vote of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation hall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation any reclassification of the Common Stock of the Corporation or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution liquidation or winding up of the corporation, then, and in each such case the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying as the case may be, (i) the record date for such dividend distribution or right, and the amount and character of such dividend distribution or right or (ii) the effective date on which such reorganization reclassification consolidation, merger transfer dissolution, liquidation or winding up is proposed to take place and the time, if any is to be fixed as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification consolidation, merger transfer, dissolution, liquidation or winding up and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices**. Except as otherwise provided herein any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII
STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the Board of Directors of the Corporation.

ARTICLE VIII
BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by the Restated Certificate or Bylaws in furtherance and not in limitation of the power conferred by statute, the Board is expressly authorized to make repeal alter amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by the Restated Certificate the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETING AND BOOK. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE IX
DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law a o amended. Any repeal or modification of the foregoing provision of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions agreements with such agents or other person vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in or in being offered an opportunity to participate in or in being informed about an Excluded Opportunity. An "***Excluded Opportunity***" is any matter transaction or interest that is presented to or acquired created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate partner, member, director, stockholder, employee, agent or other related person of any such holder other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***") unless such matter, transaction or interest is presented to, or acquired created or developed by, or otherwise comes into the possession of a Covered Person expressly and solely in such Covered Person s capacity as a director of the Corporation.

*   *   *   *   *

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

From: **Michael Wyand** michaelwyand@oxeiabiopharma.com
Subject: Oxeia RegCF/A+ Funding Round (Hudson)
Date: January 2, 20[illegible]
To: dhudson@hudsonauto.com
Cc: Amit Munshi amit@adrista.com

Hi David,

Happy New Year! Thank you again for your support of Oxeia's concussion program.

We are on track to open the round on Monday January 5th. This weekend we will be sending you a link to the Oxeia Campaign page on the StartEngine website. The link will be active on Monday. Once you create a sign-in and log-in, you will able to follow instructions on the site to review information on the Campaign page and complete the investment. The way Regulation CF/RegA+ is structured we'll be opening three sequential rounds to raise a total of $25-$30M.

It would be great if you could make the investment early next week to help drive the momentum for the start of the round.

If you have any additional questions you can reach out to me at any time.

All the best,

Michael

Michael S Wyand
Chief Executive Officer
Oxeia Biopharmaceuticals Inc.
www.oxeiabiopharma.com

Mobile: 978 697-5486
Michaelwyand@oxeiabiopharma.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

StartEngine Crowdfunding, Inc. ("StartEngine") is not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is an affiliate of StartEngine and a funding portal registered with the US Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). StartEngine Primary, LLC is an affiliate of StartEngine and a registered broker-dealer and member of FINRA / SIPC. StartEngine and its affiliates are not making any recommendations or giving any advice with respect to any company or offering discussed in this communication. To read our full disclosure, please visit - https://www.startengine.com/disclaimer.

From: **Michael Wyand** mwyand@oxeiabiopharma.com
Subject: Oxeia RegCF/A+ Funding Round (Plummer)
Date: January 2, 2026 at 2:25 PM
To: Don Plummer dplummer184@gmail.com



Hi Don,

Happy New Year! Thank you again for your support of Oxeia's concussion program.

We are on track to open the round on Monday January 5th. This weekend we will be sending you a link to the Oxeia Campaign page on the StartEngine website. The link will be active on Monday. Once you create a sign-in and log-in, you will able to follow instructions on the site to review information on the Campaign page and complete the investment. The way Regulation CF/RegA+ is structured we'll be opening three sequential rounds to raise a total of $25-$30M.

It would be great if you could make the investment early next week to help drive the momentum for the start of the round.

If you have any additional questions you can reach out to me at any time.

All the best,

Michael

Michael S Wyand
Chief Executive Officer
Oxeia Biopharmaceuticals Inc.
www.oxeiabiopharma.com

Mobile: 978 697-5486
Michaelwyand@oxeiabiopharma.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Michael S Wyand

From: **Michael Wyand** michaelwyand@oxeiabiopharma.com
Subject: Oxeia RegCF/A+ Funding Round (Suren)
Date: January 2, 2026 at 2:08 PM
To: Suren Jain surenvjain@gmail.com

MW

Hi Suren,

Happy New Year! Thank you again for your support of Oxeia's concussion program.

We are on track to open the round on Monday January 5th. This weekend we will be sending you a link to the Oxeia Campaign page on the StartEngine website. The link will be active on Monday. Once you create a sign-in and log-in, you will able to follow instructions on the site to review information on the Campaign page and complete the investment. The way Regulation CF/RegA+ is structured we'll be opening three sequential rounds to raise a total of $25-$30M.

It would be great if you could make the investment early next week to help drive the momentum for the start of the round.

If you have any additional questions you can reach out to me at any time.

All the best,

Michael

Michael S Wyand
Chief Executive Officer
Oxeia Biopharmaceuticals Inc.
www.oxeiabiopharma.com

Mobile: 978 697-5486
Michaelwyand@oxeiabiopharma.com